UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

X **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number   **0 - 9079**

REVENUE PROPERTIES COMPANY LIMITED

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

The Colonnade
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel (416) 963-8100 Fax (416) 963-8512

(Address, telephone and fax of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

| *(Title of each class)* | *(Name of each exchange on which registered)* |

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares	**Toronto Stock Exchange**
	NASD OTC Bulletin Board
(Title of each class)	*(Name of each exchange on which registered)*

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Common Shares - 9,186,186 shares outstanding as of December 31, 2003

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES __**X**__ NO _____

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 __**X**__ Item 18 _____

REVENUE PROPERTIES COMPANY LIMITED
December 31, 2003

All dollar amounts are in Canadian dollars, unless otherwise noted. See historic Canadian dollar to United States exchange rates included under Item 3 of this report.

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements." All statements, other than statements of historical facts, included in this Annual Report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including, in particular, statements about the Company's plans, strategies, and prospects, are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "are expected to," "will continue," "believe," "is anticipated," "estimated," "intends," "expects," "plans," "seek," "projection" and "outlook." These statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in these statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this Annual Report. Among the key factors that have a direct bearing on the Company's results of operations are:

- *Market valuations of the Company's shares;*
- *Financial performance and operations of the Company's rental properties;*
- *Real estate conditions;*
- *Execution of competing development programs;*
- *Successful, and timely, completion of renovations;*
- *Availability of acquisition targets;*
- *Changes in economic cycles and general uncertainty related to possible terrorist attacks;*
- *Our ability to successfully implement our growth and operating strategies;*
- *Competition from other real estate companies; and*
- *Changes in the law and government regulations.*

These and other factors are discussed under "Item 3. — Key Information — Risk Factors," "Item 5. — Operating and Financial Review and Prospects" and elsewhere in this annual report.

Although the Company believes that its plans, intentions, projections and expectations reflected in or suggested by these forward-looking statements are reasonable, in light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report may not occur. Because the factors referred to in this Annual Report could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this Annual Report, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for the Company to predict which factors they will be. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

PART 1

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3 – KEY INFORMATION

Selected Financial Data

The selected financial data presented below for, and as of the end of, each of the years in the five year period ended December 31, 2003, are derived from the consolidated financial statements of Revenue Properties Company Limited ("Company" or "Registrant"), which financial statements have been audited by Ernst & Young LLP (year ended December 31, 2003), and KPMG LLP (years ended December 31, 1999 to 2002), independent chartered accountants. The consolidated financial statements as of December 31, 2003 and 2002, and for each of the years in the three year period ended December 31, 2003 and the report thereon, are included elsewhere in this annual report.

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(in thousands of Canadian dollars, except per share amounts)

	2003	2002	2001	2000	1999
Property operating revenue	$49,098	$55,269	$60,519	$204,964	$208,974
Real estate sales revenue	1,186	10,010	1,865	6,399	47,539
Income from continuing operations	7,356	37,936	42,532	15,004	3,394
Per common share - basic	0.38	3.76	4.34	1.29	0.07
Per common share - diluted	0.38	2.27	2.12	1.07	0.07
Net income (loss)	7,356	37,361	43,676	7,511	2,198
Per common share - basic	0.38	3.70	4.46	0.49	(0.05)
Per common share - diluted	0.38	2.24	2.17	0.49	(0.05)
Total assets	232,278	212,968	318,098	526,782	1,380,349
Capital stock	140,555	140,706	140,510	139,403	148,232
Shareholders' equity	108,738	106,695	84,079	158,706	158,919
Cash dividends per common share *(Cdn$)*	0.56	0.56	0.84	0.84	0.77
Cash dividends per common share *(US$)*	0.40	0.36	0.54	0.57	0.52
Special cash dividend per common share *(Cdn$)*	--	--	10.50	--	--
Special cash dividend per common share *(US$)*	--	--	6.78	--	--
Weighted average number of common shares outstanding (in thousands)					
Basic	9,206	9,163	9,059	9,323	9,969
Diluted	9,214	17,503	21,694	12,942	9,976

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(in thousands of Canadian dollars, except per share amounts)

	2003	2002	2001 *(1)*	2000 *(1)*	1999 *(1)*
Property operating revenue	$49,098	$43,392	$39,985	$185,844	$191,414
Real estate sales revenue	1,186	10,010	1,865	6,399	47,539
Income (loss) from continuing operations	3,346	29,687	56,838	2,327	1,498
Per common share - basic	0.36	3.24	6.27	0.25	0.15
Per common share - diluted	0.36	1.97	2.92	0.25	0.15
Net income (loss)	3,346	56,220	62,067	(2,147)	3,020
Per common share - basic	0.36	6.14	6.85	(0.23)	0.30
Per common share - diluted	0.36	3.49	3.16	(0.23)	0.30
Total assets	225,855	206,666	307,455	457,690	1,323,969
Capital stock	140,555	140,706	140,510	139,403	148,232
Shareholders' equity	40,743	40,794	20,626	52,439	62,308
Cash dividends per common share *(Cdn$)*	0.56	0.56	0.84	0.84	0.77
Cash dividends per common share *(US$)*	0.40	0.36	0.54	0.57	0.52
Special cash dividend per common share *(Cdn$)*	--	--	10.50	--	--
Special cash dividend per common share *(US$)*	--	--	6.78	--	--
Weighted average number of common shares outstanding (in thousands)					
Basic	9,206	9,163	9,059	9,323	9,969
Diluted	9,214	17,503	21,694	9,327	9,976

(1) Certain figures have been restated as a result of the adoption of Statement of Financial Accounting Standards No.144 (see Note 21(xi)).

Historic Canadian dollar to United States exchange rates

The high and low spot rates, average rates and period end rates for the Canadian dollar equivalent of the United States dollar as reported by the Federal Reserve Bank of New York were as follows:

	December 2003	December 2002	December 2001	December 2000	December 1999
High	$0.7726	$0.6613	$0.6700	$0.6967	$0.6922
Low	0.6381	0.6202	0.6237	0.6421	0.6532
Average	0.7138	0.6369	0.6457	0.6735	0.6730
Period end	0.7713	0.6339	0.6278	0.6656	0.6922

The monthly high and low spot rates for the Canadian dollar equivalent of the United States dollar as reported by the Federal Reserve Bank of New York were as follows:

	March 2004	Feb. 2004	Jan. 2004	Dec. 2003	Nov. 2003	Oct. 2003
High	$0.7652	$0.7631	$0.7867	$0.7726	$0.7698	$0.7669
Low	0.7448	0.7450	0.7519	0.7478	0.7471	0.7434

Risk factors

The Registrant can be subject to several business risks in the normal course of operations that can impact both short and long term performance. Management, under the supervision of the Board of Directors, identifies, and to the extent possible, mitigates the impact of all such risks. The major risks the Registrant encounters in the normal course of conducting its operations, as discussed in Item 11, are as follows:

Operating risk,
Reliance on anchor tenants,
Financing risk,
Relative liquidity of real estate,
Foreign exchange risk, and
Environmental risk.

ITEM 4 - INFORMATION ON THE COMPANY

History and Development of the Company

Revenue Properties Company Limited (the "Company" or "RPC") was incorporated in Ontario, Canada in August 1961, under the Ontario Business Corporations Act, and has been a public company since 1962. The Company's registered address is The Colonnade, 131 Bloor Street West, Suite 300, Toronto, Ontario M5M 1R1. The Company's principal business is the ownership and management of commercial real estate in Canada.

The Company's present structure is the result of several amalgamations. The most recent (apart from an amalgamation of nine wholly owned subsidiaries, which had no impact on the consolidated financial statements of the Company), was the amalgamation with Pan Pacific Development Corporation ("PPDC"), effective January 1, 1997. The Company purchased a controlling interest in PPDC in April 1992 and the remaining shares in June 1993. The majority of PPDC's properties were in the United States, which served as a platform for future growth.

In 1997, the Company's US retail properties were transferred to a new company, Pan Pacific Retail Properties Inc. ("PNP"). PNP then completed an initial public offering on the New York Stock Exchange with the Company retaining a 51% interest. The public offering increased PNP's liquidity which, in turn, permitted an accelerated pace of growth. In 2000, PNP acquired Western Properties Trust ("Western") issuing 10.8 million shares to Western shareholders reducing the Company's ownership to 33%. During 2001, the Company sold all of its shares of PNP, generating cash of $382 million, which was used to repay debt, pay a special dividend of $96 million, and to acquire the 50% it did not already own of Prairie Mall, a rental property in Grande Prairie, Alberta, Canada.

In 1998, RPC completed the purchase of a 50% interest in P.T. Gaming LLC ("P.T.'s") that operated sports bars with gaming in Las Vegas. A decision to sell the gaming investment was made in early 2001 and as a result, the investment was reported as discontinued operations in the 2000 financial statements. A contract to sell the core business of P.T.'s, signed in December 2001, closed in April 2002. The Company then sold its interest in the casino to its partners, which sale closed at the end of December 2002.

During 2002, the Company sold the majority of its residential properties in Canada and reinvested the proceeds in the acquisition of two new, fully leased office properties.

On January 1, 2003, the Company entered into a property and asset management agreement with Morguard Investments Limited ("MIL"), a subsidiary of Morguard Corporation ("Morguard"), the Company's controlling shareholder. The management arrangement with MIL provides the Company with access to a large organization's expertise in all sectors of the real estate industry, thereby increasing the Company's resources and capacity for growth.

Takeover bid

On November 16, 2000 the Company received from 3391361 Canada Inc., a wholly-owned subsidiary of Morguard Corporation (formerly Acktion Corporation) ("Morguard"), an unsolicited partial takeover bid for a number of common shares of the Company for $2.50 (subsequently increased to $2.60 per share) in cash per share which, together with the shares then held by Morguard, would represent approximately 50.1% of the common shares outstanding. Mark M. Tanz, the Company's then largest shareholder, ultimately entered into an agreement with Morguard that resulted in Morguard's common share ownership increasing to 40%. Mr. Tanz continued to hold 23 million common shares (36%) of the Company.

The Morguard-Tanz shareholders' agreement provided for continuity of management, equal Board representation (two nominees for each of Morguard and Mr. Tanz on the Board of seven directors), the timely disposition of non-core assets (including gaming assets) and mutual approval rights as shareholders in relation to other fundamental matters affecting the Company.

In July 2002, Mr. Tanz sold his shares to Morguard for cash and a note receivable over three years increasing Morguard's ownership to 76%. At December 31, 2003 Morguard directly or indirectly owned 80% of the Company's common shares.

Capital expenditures

The Company's principal expenditures and divestitures (including interests in other companies), since the beginning of the Company's last three financial years are as follows:

(000s Canadian unless noted)	2003	2002	2001
Increase in RPC real estate	$(2,382)	$(61,720)	$(29,368)
Investment in gaming assets	--	--	(1,478)
Divestiture of RPC residential real estate	--	101,520	--
Divestiture of PNP	--	--	382,555
Divestiture of gaming	--	14,882	--

Business Overview

Revenue Properties Company Limited (the "Company") owns a portfolio of high-quality commercial real estate, aggregating approximately two million square feet of leasable space. The Company has five core properties in the Greater Toronto Area, with an enclosed shopping centre in Grande Prairie, Alberta, and a 50% interest in the Saint John City Hall in Saint John, New Brunswick. The Company's common shares are publicly traded on the Toronto Stock Exchange ("TSX") under the symbol RPC.

On June 20, 2003, the Company completed a consolidation of its issued and outstanding common shares on the basis of seven (7) pre-consolidation shares for one (1) post-consolidation share. The seven-for-one consolidation resulted in the Company having 9,214,384 common shares outstanding as of June 20, 2003. Income per share amounts for prior years have been restated for comparative purposes.

Organizational Structure

The Company is 80% owned by Morguard as at January 31, 2004.

A listing of the Company's significant subsidiaries at December 31, 2003 is as follows:

Subsidiary	State of incorporation	Ownership interest
Revenue Properties (US) Inc.	Delaware, U.S.A.	100%
RPC Gaming, Inc.	Nevada, U.S.A.	100%

PROPERTY SUMMARY

The following is a list of properties owned by the Company together with material information regarding each property for the year ended December 31, 2003. All properties are held directly by the Company, subject to any liens and other encumbrances thereon.

RENTAL PROPERTIES

Property and location	Total (square feet)	% Leased	Major tenants	Encumbrances
Retail				
Centerpoint Mall (1)	602,029	99.3%	The Bay, Zellers,	$ --
Toronto, Ontario			Loblaws,	
			Canadian Tire	
East York Town Centre	378,720	99.2%	Zellers,	$19,404,000
Toronto, Ontario			Dominion	
Prairie Mall	304,715	91.6%	Zellers	$22,665,000
Grande Prairie, Alberta				
Guildwood Village	52,330	97.7%	Valu-Mart	$ --
Toronto, Ontario				
Other properties	13,433	93.2%		$--
Toronto, Ontario				
Totals and weighted averages	1,351,227	97.7%		$42,069,000
Office				
Creekside Corporate Centre	301,420	100%	The Toronto-	$43,208,000
Mississauga, Ontario			Dominion Bank	
Saint John City Hall	82,698	98.2%	City of	$1,375,000
Saint John, New Brunswick			Saint John	
Totals and weighted averages	384,118	99.9%		$44,583,000

Commercial / Residential

Property and location	Number of residential units	Total (square feet)	% Leased	Average monthly rent (3)	Encumbrances
The Colonnade (2)	157	249,947	89.8%	$2,143	$ --
Toronto, Ontario					
	157	1,985,292	96.9%		$86,652,000

All properties are 100% owned, except Saint John City Hall (50%).
(1)   Includes tenant owned space of 122,251 square feet.
(2)   Leasehold
(3)   Per residential unit

PROPERTIES HELD FOR DEVELOPMENT AND SALE

Property	Proposed use	Site area (acres)	Undivided interest %	Area (acres)	Encumbrances
City of Guelph, (Eastview) Ontario	Multiple use	189	37.5%	71	$ --
Simcoe, Ontario	Residential	3	33.3%	1	--
		192		72	$ --

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Company's consolidated financial statements and the notes thereto. Please also see the "Forward-Looking Statements", located on page 2 of this Annual Report, for information about the Company's interpretation of forward-looking information.

Significant Accounting Policies

Change In Accounting Policy
In 2003, the Company prospectively adopted the CICA new recommendation regarding the expensing of share options. The new standard requires the fair value of share options granted on or after January 1, 2003 to be recognized over the applicable share option vesting period as compensation expense in general and administrative expenses in the consolidated statement of income and contributed surplus in the consolidated balance sheet. On the exercise of stock options, consideration received and the accumulated contributed surplus amount are credited to capital stock. The Company did not issue share options during 2003.

Critical Accounting Estimates
The financial statements are based on the selection and application of critical accounting policies set forth in the notes to the financial statements, which require management to make significant estimates and assumptions. Management believes that there are two critical areas of judgment in the application of accounting policies that affect the financial condition and results of operations of the Company: asset valuation and depreciation.

Valuation of Rental Properties
Rental properties, the Company's major asset class, are carried at the lower of depreciated cost and net recoverable amount on the assumption that the properties will be held for the long term. Net recoverable amount represents the estimated future cash flow from the use and residual value of the property on an undiscounted basis. The Company relies on assumptions of future rental income and expected future property values that could be impacted by industry performance and prospects, as well as the business and economic conditions that are expected to prevail during the holding period. Should the underlying assumptions change materially, the estimated net recoverable amount could change by a significant amount. As the majority of the core properties have been owned for over 25 years, management believes that book cost is well below current estimated market values. The two new office properties were acquired recently at market prices.

Depreciation
Depreciation on rental properties is provided under the sinking fund method, an approach that the Company has followed consistently for a long time in accordance with Canadian generally accepted accounting principles and the recommendations of CIPPREC. Under this method, depreciation is charged to income in amounts that increase annually, consisting of fixed annual sums together with interest, compounded at the rate of 5% per annum so as to fully depreciate the buildings over their estimated useful lives of 40 years, even though, with proper maintenance, the actual life should be considerably longer. Use of another method of depreciation, such as the straight-line method, would result in a different amount of depreciation expense. A discussion follows of prospective changes to current Canadian accounting standards.

New Accounting Pronouncements
In 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which is effective for fiscal years beginning January 1, 2004. CICA 1100 describes what constitutes Canadian generally accepted accounting principles and its sources. Real Estate industry practice of using the sinking fund method of depreciation will no longer be acceptable. CICA 1100 does not require companies to adjust the balance of accumulated depreciation but requires the company to depreciate the balance at the January 1, 2004 using the new amortization method, with no cumulative catch-up adjustment. As a result of adopting CICA 1100, it is estimated that depreciation expense will increase by approximately $2 million in 2004.

CICA issued an exposure draft to Handbook Section 3860 "Financial Instruments", which would require the Company's subordinated convertible debenture, currently separated into debt and equity components, to be classified as a liability. The proposed amendments will be effective for fiscal year ends beginning after November 1, 2004, and are to be applied retroactively. The Company expects that it will remain in compliance with its financial covenants.

Results of Operations

(in thousands of dollars, except per share amounts)	2003	2002	2001
Gross revenues	$50,284	$65,279	$62,384
Gross profit	25,942	24,389	23,102
Operating profit (loss)	11,871	5,411	(5,474)
Loss on redemption and repurchase of convertible debentures	(338)	(992)	--
Gain on sale of rental properties	--	30,199	--
Reduction of foreign currency translation account	--	10,520	18,487
Diminution in value of real estate assets	--	--	(9,530)
Penalty on early debt repayment	--	--	(3,139)
Earnings and gains related to PNP	--	--	47,816
Income taxes	(4,177)	(7,202)	(5,628)
Income from continuing operations	7,356	37,936	42,532
Per share – basic	0.38	3.76	4.34
Per share – diluted	0.38	2.27	2.12
Net income	7,356	37,361	43,676
Per share – basic	0.38	3.70	4.46
Per share – diluted	0.38	2.24	2.17

Gross revenues decreased to $50.3 million in 2003 from $65.3 million in 2002. The fluctuation of gross revenues was mainly attributable to land sales, which were $1.2 million in 2003, compared to $10.0 million in 2002. Interest expense for the year ended December 31, 2003, was $8.3 million, compared to $9.0 million in 2002, and was the major reason the Company recorded operating profits in 2003 and 2002, compared to an operating loss in 2001. Interest expense in 2001 was $19.7 million, which reflected the debt associated with the Company's investment in Pan Pacific Retail Properties, Inc. ("Pan Pacific") and the Nevada gaming interests (the "US Investments"). The material non-recurring transactions included the gain of $30 million from the sales of two residential properties in 2002, which comprised 1,943 units, and the gain of $33 million from the sales of the US Investments in 2001.

Operating Results
Years 2003 – 2002
The Company's objective for 2003 was to increase operating income through the improvement of its rental operations and the reduction of expenses. In addition, the Company investigated several real estate acquisitions that had the potential to increase shareholder value; however, no transactions were completed.

Selected Quarterly Consolidated Financial Information
(*unaudited, in thousands of dollars, except per share amounts*)

	2003							2002
	4th Qr	3rd Qr	2nd Qr	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr
Gross revenues	$11,416	$13,215	$12,829	$12,824	$15,058	$14,922	$15,839	$19,460
Income from continuing operations	1,654	2,488	891	2,323	7,683	2,487	20,031	7,735
Per basic share	0.07	0.16	0.00	0.15	0.74	0.17	2.09	0.75
Per diluted share	0.07	0.15	0.00	0.15	0.47	0.16	1.17	0.46
Net Income	1,654	2,488	891	2,323	7,641	2,487	19,197	8,036
Per basic share	0.07	0.16	0.00	0.15	0.74	0.17	2.00	0.79
Per diluted share	0.07	0.15	0.00	0.15	0.47	0.16	1.13	0.47

Fluctuations in quarterly earnings during 2003 were primarily the result of foreign exchange losses of $2.0 million and $0.8 million recorded during the three months ended June 30, 2003 and December 31, 2003, respectively. Income from continuing operations for the three months ended March 31, 2003 included a foreign exchange gain of $0.5 million. Fluctuations in quarterly earnings for the 12 months ended December 31, 2002 were primarily the result of gains realized on the sales of the residential properties and a reduction of the foreign currency translation account.

Net Property Income

(in thousands of dollars)	2003	2002
Property revenues	$49,098	$55,269
Property operating expenses	23,565	32,003
Net property income	$25,533	$23,266

Property revenues decreased 11% to $49.1 million in 2003 from $55.3 million in 2002. The decrease was primarily due to the 2002 sale of the residential buildings. The resulting decrease in property revenues was offset by the acquisition of two office buildings on December 30, 2002. The residential buildings sold yielded lower net property income to the Company and, accordingly, net property income increased 10% to $25.5 million for the year ended December 31, 2003.

Rental Operations

	2003			2002			
(in thousands of dollars)	Retail	Office	Total	Retail	Office	Residential	Total
Property revenues	$42,694	$1,313	$44,007	$42,067	$1,313	$ --	$43,380
Property operating expenses	21,738	914	22,652	21,685	906	--	22,591
Same property comparisons	20,956	399	21,355	20,382	407	--	20,789
Acquired / sold properties	--	4,178	4,178	--		2,477	2,477
Total rental income			$25,533				$23,266
Net property income % for same properties	49%	30%		48%	31%		
Re-leasing costs incurred	$562			$1,484			

Properties held throughout the year reported net property income of $21.4 million, an increase of 3% compared to $20.8 million for the same period in 2002. Net property income from the Company's retail properties increased 3% to $21.0 million, compared to $20.4 million in 2002. The occupancy rate of the retail properties held throughout the year ended December 31, 2003 was 97.7%, unchanged from December 31, 2002.

Lot Sales

The Company continues to monetize its investment in its land development in Guelph, Ontario. Sales of developed land included blocks for a school, a townhouse site and one for commercial use. The Company's share of gross revenues totaled $1.2 million for the year ended December 31, 2003 compared to $10.0 million in 2002. During 2003, the Company received cash distributions of $0.9 million as a result of the sales and collection of receivables.

Interest Expense and Coverage Ratio

(in thousands of dollars)	2003	2002
Total interest expense	$8,285	$8,959
Plus: interest on equity component of convertible debentures	3,592	2,787
Less: amortization of debt issue costs	238	285
Plus: interest capitalized	--	85
Plus: interest allocated to discontinued operations	--	34
Less: cash income from investments	3,373	2,546
Net interest	$8,266	$9,034
Funds from operations before interest	$22,579	$19,912
Interest coverage ratio	2.73	2.20

Interest expense for mortgages and debentures payable decreased by 8% to $8.3 million in 2003 compared to $8.9 million in 2002. The decrease reflects the $23.1 million redemption of the 6% subordinated convertible debentures in July 2003 and debt reductions resulting from the 2002 sales of residential assets, offset by the $44 million mortgage secured by the newly acquired office properties. Cash income earned from portfolio investments and amounts receivable increased to $3.4 million in 2003 compared to $2.5 million in 2002. As a result of the foregoing, interest coverage increased to 2.73 in 2003 compared to 2.20 in 2002.

The Company's weighted average interest rate on mortgages payable and debentures payable was 6.8% as of December 31, 2003, compared to 6.7% as of December 31, 2002. The increase is attributable to the redemption of the 6.0% subordinated convertible debentures.

General and Administrative Expenses
General and administrative expenses decreased to $3.0 million in 2003 compared with $4.5 million in 2002. This represents a 34% decrease and primarily reflects the benefits derived from the Company's property and asset management agreement with MIL. During 2003, the Company paid $1.0 million to MIL under its contractual arrangement, which approximates fair value, for property and asset management services.

Interest and Other Income
Total income earned on investments was $3.7 million in 2003 compared to $2.7 million in 2002. This represents an increase of 37% and was achieved despite the decline in the US dollar during 2003. Investment income in 2003 includes $2.9 million generated on portfolio investments and loans receivable, and $0.8 million earned on the revolving loan to Morguard. A $1.6 million reserve for taxes offset investment income in 2002, although $1.0 million of the amount was reversed in 2003.

Foreign Exchange Loss
The foreign exchange loss for the year ended December 31, 2003 was $2.3 million compared to $0.5 million for 2002. The foreign exchange loss is the result of the Company holding certain portfolio investments in US dollars.

Amortization

(in thousands of dollars)	2003	2002
Building	$3,198	$3,429
Leasing costs	1,505	1,943
	$4,703	$5,372

Building amortization decreased to $3.2 million from $3.4 million mainly due to the sale of the residential assets. Amortization of leasing costs decreased to $1.5 million from $1.9 million. Deferred leasing costs are amortized over the term of related leases.

Income Taxes
The Company recorded a current tax expense of $1.6 million in 2003 compared to $0.1 million in 2002. During 2002, the Company utilized all available Canadian income tax losses.

The current standard for income taxes requires measurement of future income tax assets and liabilities using the currently enacted, or substantively enacted, tax rates and laws expected to apply when temporary differences reverse. During 2003, the newly elected government in Ontario announced its intention to reverse previously scheduled reductions to provincial income tax rates. This change will increase the future income tax liability of the Company. As a result, the Company's 2003 future income tax expense was increased by approximately $0.8 million.

Prospective Analysis
The Company continues to enjoy high occupancy levels across its portfolio. However, some degree of softening in real estate fundamentals is possible, which could result in downward pressure on rental rates. Interest rates remain at historical lows and are not forecast to increase in the near term. An increase in interest rates could have an adverse effect on real estate returns. There is little speculative construction, which provides a measure of stability to the industry.

The Company holds attractive capital reserves for new investment activity. The Company's main challenge is finding suitable acquisitions. Acquisition pricing in the current environment remains aggressive due to the shortage of product and the favourable spread between returns and the cost of mortgage debt. The Company intends to maintain its focus on prudently managing the existing portfolio and developing value-creation opportunities within the current asset base.

Operating Results
Years 2002 – 2001

Selected Quarterly Consolidated Financial Information
(*unaudited, in thousands of dollars, except per share amounts*)

	2002				2001			
	4th Qr	3rd Qr	2nd Qr	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr
Gross revenues	$15,058	$14,922	$15,839	$19,460	$17,518	$14,891	$15,151	$14,824
Income from continuing operations	7,683	2,487	20,031	7,735	8,282	833	31,717	1,700
Per basic share	0.74	0.17	2.09	0.75	0.82	0.00	3.41	0.10
Per diluted share	0.47	0.16	1.17	0.46	0.42	0.00	2.06	0.10
Net income	7,641	2,487	19,197	8,036	8,315	962	32,381	2,018
Per basic share	0.74	0.17	2.00	0.79	0.82	0.02	3.48	0.13
Per diluted share	0.47	0.16	1.13	0.47	0.42	0.02	2.10	0.13

Gross revenues in 2002 increased over 2001 due primarily to a more successful year of land sales; which offset lower rental income, the result of the residential property sales. The level of debt was reduced, resulting in lower interest expense for 2002, and was the major reason the Company recorded an operating profit for 2002 compared to an operating loss in 2001. The material non-recurring transactions included the gain of $30 million from the two sales of the residential buildings in 2002. The sales of US investments resulted in a profit of $34 million in 2001.

Net Property Income

(in thousands of dollars)	2002	2001
Property revenues	$55,269	$60,519
Property operating expenses	32,003	37,593
Net property income	$23,266	$22,926

Rental Operations

	2002			2001		
(in thousands of dollars)	Retail	Residential	Total	Retail	Residential	Total
Rental income	$35,927	$3,384	$39,311	$35,178	$3,293	$38,471
Property operating expenses	18,724	2,088	20,812	18,707	2,129	20,836
Same property comparisons	17,203	1,296	18,499	16,471	1,164	17,635
Acquired / sold properties	2,302	2,465	4,767	958	4,333	5,291
Total rental income			$23,266			$22,926
Gross profit % for same properties	48%	38%		47%	35%	
Re-leasing costs incurred	$1,484			$1,733		

Properties held throughout 2002 reported an increase in gross profit of 4.9%, due to lower vacancies in retail properties (2.3% compared to 3.4% in 2001) and a higher monthly average rent for the remaining residential property ($1,963 per unit compared to $1,823 per unit in 2001), partially offset by an increase in residential vacancy (10% compared to 8% in 2001). At the end of 2002, nine units (6%) were being held vacant for renovations prior to being rented at higher rental rates. Retail sales for the Company's four key retail properties on a same store basis averaged $471 for 2002 compared to $478 in 2001, a decline of 1%.

Lot Sales

Significant progress was achieved during 2002 to monetize the Company's investment in land. Sales in 2002 in Guelph of developed land included 109 lots, a block for a school, a 15-acre block for retail use and a parcel of land held for future development. In all, the Company's share of gross revenues in 2002 totaled $10.0 million, generating a profit of $1.1 million in 2002. During 2002, as a result of the sales and collection of receivables, the Company received cash distributions from the project of $8.3 million ($0 in 2001).

Interest Expense and Coverage Ratio

(in thousands of dollars)	2002	2001
Total interest expense	$8,959	$19,744
Plus: interest on equity component of convertible debentures	2,787	1,656
Less: amortization of debt issue costs	285	601
Plus: interest capitalized	85	195
Plus: interest allocated to discontinued operations	34	233
Less: cash income from investments	2,546	2,712
Net interest	$9,034	$18,515
Funds from operations before interest	$19,912	$28,515
Interest coverage ratio	2.20	1.54

During 2002, the Company repaid $73 million of mortgage and bank debt, using the proceeds from the sales of residential properties and the repatriation of funds from the US, while a new mortgage of $20 million was arranged. These changes reduced the average interest rate of the mortgage debt by 0.6% to 6.7% in 2002. In addition, the 7.5% convertible debentures in the amount of $45 million were redeemed in January 2002, and $27 million of the 6% US denominated convertible debentures were purchased for cancellation in April 2002. As a result, interest expense declined by 55%, to $9.0 million from $19.7 million in 2001. The lower interest expense resulted in the interest coverage ratio increasing to 2.20 times from 1.54 times in 2001.

During 2002, interest income on the sales proceeds, included in other income, was $2.4 million, including interest of $1.3 million generated on the portfolio of corporate bonds and $0.4 million on a revolving loan to Morguard (see "Cash on hand and portfolio investments" below). Offsetting the interest income in 2002 were non-recurring expenses, including a settlement payment to a director of $0.5 million, and $1.6 million reserve for taxes.

During 2002, two residential properties on leasehold land were sold, generating a profit of $30 million. Cash repatriated from the US in January 2002 resulted in the recognition of $10.5 million of the foreign currency translation balance as income compared to $18.5 million recognized in 2001. The sale in 2001 of the shares in Pan Pacific Retail Properties, Inc. generated a profit of $34 million.

Income Taxes

The Company recorded in 2002 a current tax liability for the year of $0.1 million as a result of the capital gains generated by the sale of the residential buildings and the repatriation of investment funds from the US offset by a US tax refund of $2.3 million received during 2002 because the estimate for 2001 taxes had been too high. A future income tax expense of $7.1 million was recorded in 2002, reflecting the draw down of all Canadian net operating losses carried forward from previous years. The difference between the expected tax expense on the recorded income and the actual expense was the non-taxable portion of the capital gains recorded on the sale of the residential properties and the repatriation of investment funds from the US.

Discontinued Gaming Operations

During 2002, the Company completed its exit from the gaming business. In April 2002, the Company, together with its partners, completed the sale of the sports bar business. In December 2002, the Company completed the sale of its interest in the casino to its partners. As a result of the transactions, the Company recorded a loss of $0.6 million in 2002.

Liquidity and Capital Resources

Changes In Financial Condition

(in thousands of dollars, except per share amounts)	2003	2002	2001
Rental properties	$159,687	$161,962	$147,822
Cash and cash equivalents	2,784	5,700	126,444
Portfolio investments	27,480	28,985	--
Loan to Morguard	20,000	--	--
All other assets	22,327	16,321	24,487
Discontinued assets	--	--	19,345
Total assets	$232,278	$212,968	$318,098
Long-term debt and convertible debentures	$100,754	$89,079	$167,367
Dividends per share	$0.56	$0.56	$0.84
Special dividend per share	--	--	$10.50
Total cash dividends declared and paid	$5,151	$5,132	$103,333

Using proceeds from the 2001 sale of the investment in Pan Pacific, the Company declared and paid a special dividend of totaling $95.8 million and repaid $173 million of long-term debt. Using proceeds from the 2002 sales of the residential assets, the Company redeemed $71 million of subordinated convertible debentures in 2002 and invested the remaining cash.

The Company has the resources to meet its maturing debt obligations and the capacity to grow the business as a result of selling certain non-core assets in previous years. The Company has no off-balance sheet financing arrangements. Significant changes in financial condition are reviewed below

Years 2003 - 2002

Funds from Operations

A key performance measure for real estate companies is the cash or funds generated from operations. Funds from operations ("FFO") is defined as net income prior to non-cash items, amortization and future income tax expense. The Company computes FFO in accordance with the definitions of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") and is not a recognized measure under Canadian generally accepted accounting principles. Funds from operations are not indicative of funds available to meet the Company's cash requirements.

Funds from operations increased 32% in 2003 to $14.3 million, from $10.9 million in 2002. The increase was primarily due to higher net operating income earned from the properties and enhanced income realized on the Company's surplus cash position, despite the negative impact of the foreign exchange loss.

Rental Properties

The Company's principal business is the ownership and management of three shopping centers, one mixed-use and two office properties. Three of the core properties have been held for over 25 years, so management believes that book costs are well below current estimated market values. The two office properties and a 50% interest in Prairie Mall were acquired in the past two years, so management believes that cost of the properties approximates market values.

Portfolio Investments and Mortgages and Loans Receivable

The balance of portfolio investments decreased to $27.5 million at the end of 2003 compared to $28.9 million at the end of 2002. As at December 31, 2003, the Company invested in a portfolio of corporate bonds and real estate investment trusts ("REITs"). As of December 31, 2003, the corporate bonds, which generally mature before the end of 2006, had a weighted average yield to maturity of 4.4%. The REIT investments have a weighted average distribution yield of 6.3%. The Company loaned Morguard $20 million, pursuant to a revolving loan agreement. The demand loan was advanced at an interest rate equivalent to 175 basis points over the 30-day bankers' acceptance rate that Morguard pays to a Canadian chartered bank. As of December 31, 2003, the Company had loaned $8.6 million in short-term, mezzanine real-estate loans. The loans are secured through charges on the underlying assets. The weighted average interest rate on the mezzanine loans was 7.5%.

Development Properties and Other Assets
The Company had receivables and sundry assets totaling $10.7 million as at December 31, 2003, compared to $11.0 million in 2002. A majority of the assets relate to the Guelph land development project.

Liabilities
Long-term debt and bank indebtedness at December 31, 2003 was $92.5 million compared to $44.7 million at December 31, 2002. The increase is primarily due to a new $44.0 million mortgage, secured by the newly acquired office properties, for a 15-year term at an interest rate of 6.7%. The Company's credit facility bears interest at the prime rate of a Canadian chartered bank plus 50 basis points.

In July 2003, the Company redeemed and cancelled its remaining 6.0% subordinated convertible debentures, which were to mature on March 1, 2004. The debentures were redeemed at the principal amount plus accrued and unpaid interest. The redemption resulted in a non-cash loss of $0.3 million. The 7% subordinated convertible debentures mature in December 2006 with the principal due on maturity, at the Company's option, in either cash or common shares. As of December 31, 2003, the 7% subordinated convertible debentures are the Company's next significant debt scheduled to mature.

Aggregate Obligations, Liabilities and Commitments

					Payments due by period
(in thousands of dollars)	December 31, 2003 Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Mortgages	$86,652	$2,206	$6,664	$23,392	$54,390
Convertible debentures	79,700	--	79,700	--	--
MIL contract	900	900	--	--	--
Land lease	158,718	2,870	5,740	5,740	144,368
Total	$325,970	$5,976	$92,104	$29,132	$198,758

The property and asset management agreement with MIL is renewable, at the Company's option, for additional terms of one year. Under the agreement, MIL assumed the employment obligations for all the Company's employees. The fee payable by the Company to MIL is dependent on the performance of its properties but is estimated to be approximately $0.9 million per year.

The Company leases the land under one of its properties, which lease expires in 2060 with the rent fixed until 2010 at $2.8 million per annum. Thereafter, the rent for the next 20 years is adjusted based on the fair market value of the land.

Interest Rate Structure

(in thousands of dollars)	2003	2002
Mortgages on rental properties	$86,652	$44,671
Convertible debentures (including equity component)	79,700	106,783
Fixed-rate debt	$166,352	$151,454
Weighted average interest rate	6.8%	6.7%
Bank indebtedness	$5,837	-
Weighted average interest rate	5.0%	-
Total debt	$172,189	$151,454
Total fixed-rate debt %	97%	100%
Total variable-rate debt %	3%	--

As at December 31, 2003, all of the Company's mortgage debt was fixed-rate. The Company's bank indebtedness represents funds drawn under its credit facility. Interest on the bank indebtedness is payable on the outstanding balances at the rate of 50 basis points over the prime rate charged by a Canadian chartered bank.

Shareholders' Equity
Shareholders' equity as at December 31, 2003 was $108.7 million, compared to $106.7 million in the prior year. The Company maintained its quarterly dividend policy during 2003, declaring $5.2 million in dividends, or $0.56 per share. The Company maintains a Normal Course Issuer Bid in accordance with the rules of the TSX for the

purchase of its common shares from time to time, which Bid expires August 26, 2004. During 2003, 33,000 common shares were purchased at an average cost of $11.67. Management expects the Bid to be renewed in 2004.

Cash Flow

Cash flow from operating activities was $13.6 million in 2003, compared to $11.2 million in 2002. The cash provided from operating activities, mortgage financing and bank indebtedness has been used to meet the Company's liquidity requirements, which consisted primarily of property re-leasing costs, maintenance costs and dividends to shareholders. Management expects to be able to meet all of the Company's ongoing obligations and finance future growth using its investments and conventional real estate debt. The Company currently has acquisition capacity of approximately $300 million, utilizing conservative leverage scenarios.

Liquidity and Capital Resources

Years 2002 – 2001

Changes In Financial Condition

(in thousands of dollars, except per share amounts)	2002	2001
Rental properties	$161,962	$147,822
Cash and cash equivalents	5,700	126,444
Portfolio investments	28,985	--
Loan to Morguard	--	--
All other assets	16,321	24,487
Discontinued assets	--	19,345
Total assets	$212,968	$318,098
Long-term debt and convertible debentures	$89,079	$167,367
Dividends per share	$0.56	$0.84
Special dividend per share	--	$10.50
Total cash dividends declared and paid	$5,132	$103,333

Using proceeds from the 2001 sale of the investment in Pan Pacific, the Company declared and paid a special dividend of totaling $95.8 million and repaid $173 million of long-term debt. Using proceeds from the 2002 sales of the residential assets, the Company redeemed $71 million of subordinated convertible debentures in 2002 and invested the remaining cash.

The Company had the resources to meet its maturing debt obligations and the capacity to grow the business as a result of selling certain non-core assets in previous years. The Company has no off-balance sheet financing arrangements. Significant changes in financial condition are reviewed below.

Rental Properties

The Company's principal business is the ownership and management of three shopping centers, one mixed-use property and two office properties. Three of the properties have been held for over 25 years, so management believed that book costs were well below the current estimated market values. The two office properties and a 50% interest in Prairie Mall were acquired in the past two years, so management believed that the cost of the properties approximated market values.

In summary, management believed that the value of the property portfolio exceeded the book cost by approximately $100 million at December 31, 2002. Management estimated market value for the various properties by applying an appropriate capitalization rate to each property's budgeted 2003 rental income less an allowance for capital repairs.

Cash on Hand and Portfolio Investments

During 2002 the Company sold residential properties for gross proceeds of $102 million. In connection with the sales, the Company repaid $18 million of mortgage debt and paid $29 million to acquire the freehold title of one property. After selling and closing costs, the net cash received was $52 million.

In July 2002, to generate a higher return on its cash balances, the Company invested $44 million in a portfolio of 10 corporate bonds, with maturities generally in 2003 and 2004, and loaned $20 million, pursuant to a revolving loan agreement, to Morguard. The loan was advanced at an interest rate equivalent to 175 basis points over the 30-day bankers acceptance rate that Morguard pays to a Canadian chartered bank.

In December 2002, $11 million of bonds were sold, generating a yield of 8% for the five-month holding period, and Morguard repaid its loan. At December 31, 2002, after paying $56 million (including a fee of $0.4 million paid to MIL) to acquire the two office buildings in Mississauga, the Company's cash and cash equivalents were $6 million and its portfolio investments totaled $29 million (market value of $30 million). In January 2003, the Company loaned $6 million to Morguard pursuant to the revolving loan agreement.

In February 2003, the Company signed a commitment letter for mortgage financing on the two office properties acquired in December 2002 in the amount of $44 million. The mortgage, which was advanced in March 2003, has a term of 15 years, an amortization period of 19 years and an interest rate of 6.7%. The funds will be used for general corporate purposes.

Other assets
At December 31, 2002, the Company had receivables and sundry assets totaling $9.5 million, the majority of which related to the Guelph land development project, with collection related to the continued success of the homebuilders who purchased the lots in the project.

Liabilities
Long-term debt and bank indebtedness declined by $55 million during 2002, reflecting the repayment of bank indebtedness and $18 million of mortgages secured on the residential properties sold during the year, offset by a new $20 million mortgage secured against East York Town Centre.

The Company's 7.5% convertible debentures, in the amount of $45 million due in 2003, were redeemed in January 2002. A substantial issuer bid for the 6% US denominated convertible debentures, due in 2004, at a price of US$950 cash for each US$1,000 principal amount outstanding, resulted in $27 million of debentures being tendered and cancelled in 2002. The 7% subordinated convertible debentures mature in December 2006 with the principal due on maturity, at the Company's option, in either cash or common shares.

Aggregate Obligations, Liabilities and Commitments

| | | | | Payments due by period | |
| | December 31, 2002 | Less than | 1-3 | 3-5 | More than |
(in thousands of dollars)	Total	1 year	years	years	5 years
Mortgages	$44,671	$1,228	$2,715	$21,930	$18,798
Convertible debentures	106,783	--	27,068	79,715	--
MIL contract	2,700	900	1,800	--	--
Land lease	161,558	2,870	5,739	5,739	147,210
Total	$315,712	$4,998	$37,322	$107,384	$166,008

In 2002, the Company entered into a property management agreement with MIL. The agreement was for a term of one year, which may be renewed at the option of the Company for additional terms of one year. Under the agreement, MIL assumed the employment obligations for all but three of the Company's employees. The fee payable by the Company is dependant on the performance of its properties but is estimated to be approximately $900,000 per year, being the contracted amount of $1.2 million less an estimated $300,000 of costs agreed to be assumed by Morguard for 2003.

The Company leases the land under one of its properties, which lease expires in 2060 with the rent fixed until 2010 at $2,779,000 per annum. Thereafter, the rent for the next 20 years is adjusted based on the fair market value of the land.

Interest Rate Structure

(in thousands of dollars)	2002	2001
Mortgages on rental properties	$44,671	$46,255
Term bank loan	-	2,009
Convertible debentures (including equity component)	106,783	179,785
Fixed rate debt	$151,454	$228,049
Weighted average interest rate	6.7%	6.9%
Variable rate debt	-	893
Weighted average interest rate	-	5.0%
Bank indebtedness	-	50,833
Total debt	$151,454	$279,775
Total fixed rate debt %	100%	81%
Total variable rate debt %	--	19%

The Company had no floating rate debt outstanding at December 31, 2002 as all bank overdraft facilities had been repaid.

Shareholders' Equity

Shareholders' equity as at December 31, 2002 was $106.7 million, compared to $84.0 million in the prior year. The Company maintained its quarterly dividend policy during 2002 declaring $5.1million in dividends, or $0.56 per share. During 2002 the Company maintained a Normal Course Issuer Bid in accordance with the rules of the TSX for the purchase of its common shares from time to time, which Bid expired August 18, 2003. During 2002, the Company did not acquire any shares.

Cash Flow

Cash flow from operating activities was $11.2 million in 2002, compared to $4.4 million in 2001. The cash provided from operating activities, sale of its residential properties, mortgage financing and bank indebtedness had been used to meet the Company's liquidity requirements, which consisted primarily of property re-leasing costs, maintenance costs and dividends to shareholders, to acquire two new fully-leased office properties and to redeem and repurchase the Company's convertible debentures.

Research and development, patents, licenses, etc.

Not applicable.

Trend information

See item 5 above.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the names of the nominees, their ages, their municipalities of residence, all major positions and offices with the Registrant and its significant affiliates currently held by them, their principal occupations and business experience, the year they became a director and the approximate number of common shares of the Company ("Common Shares") beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at March 31, 2004. The information as to Common Shares beneficially held or controlled, not being within the knowledge of the Registrant, has been furnished by the nominees. Officers hold office until the board of directors has elected their successors.

Name (age) and municipality of residence	Number of outstanding common shares beneficially owned or over which control or direction was exercised as at March 31, 2004	Principal occupation and business experience during the past five years, including all other major positions and offices with the Company's significant affiliates
David A. King (66) Toronto, ON Canada		President of David King Corporation, a private investment company. Also Vice-Chairman and Director of Morguard Corporation and Chairman and Trustee of Morguard Real Estate Investment Trust. Director since January 30, 2001. (1)
Wayne P.E. Mang (66) Oakville, ON Canada		President of Mang Enterprises, a private company. Previously President and Director of Russel Metals Inc., a Canadian public company. A director of Wainbee Holdings Ltd., Maverick Tube Corporation, and Vicwest Corporation. Director since May 14, 2003. (1,2)
K. Rai Sahi (57) Mississauga, ON Canada		Chairman and Chief Executive Officer of Morguard Corporation, a Canadian public company. Director since January 30, 2001 and currently Chairman of the Board.
Antony K. Stephens (62) Toronto, ON Canada		President of the Company effective May 1, 2003. A Trustee of, and previously President and Chief Executive Officer, Morguard Real Estate Investment Trust. Vice-Chairman of Morguard Investments Limited, a wholly owned subsidiary of Morguard Corporation. Director since May 14, 2003.
Mark M. Tanz (72) Lyford Cay, Nassau Bahamas	7,143	Consultant, Amcan Financial Consultants. A Director of Morguard Corporation. Director since 1985.
Jack Winberg (52) Toronto, ON Canada	*(3)* 1,810	Chief Executive Officer of the Rockport Group of Companies, a real estate investment company. Director of ClubLink Corporation. Director since 1991. (2)
Judie Hart (52) Vice-President, Leasing		Vice-President, Leasing of the Company since August 16, 1999. Previously, Director of Leasing for O & Y Enterprise (formerly Counsel Corporation) from September 1989 to August 1999.
Paul Miatello (34) Secretary		Vice-President, Finance and Chief Financial Officer since May 1, 2003 and Secretary of the Company since January 2, 2002. Director of Finance of the Company from August 2000 to April 30, 2003. Controller of Royop Properties Corporation from August 1999 to August 2000. Previously, Manager at PricewaterhouseCoopers LLP.

Notes:
(1) Member of the Audit Committee
(2) Member of the Corporate Governance Committee
(3) Includes shares held by Mr. Winberg, his spouse, and his children.

Compensation of Officers

The table below sets forth the compensation paid by the Company to its President, Chief Financial Officer and the other executive officers of the Company within the meaning of applicable legislation ("Named Executive Officers", or "NEO's"), in each case, in respect of the fiscal years 2001, 2002 and 2003. Effective January 1, 2003, the Company entered into a property management and asset agreement (the "Property and Asset Management Agreement") with Morguard Investments Limited ("MIL"), a wholly owned subsidiary of Morguard Corporation ("Morguard"), which directly and indirectly owns 80% of the Company's Common Shares. Pursuant to the Property and Asset Management Agreement, MIL provides its employees to the Company to perform all functions, services and tasks formerly provided by the Company's employees. Accordingly, the Company had no employees as of December 31, 2003 (December 31, 2002 – 78).

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Antony K. Stephens President [1]	--	--	--	23,333	--	--	--	--
William I. Kennedy President [2]	2003 2002 2001	19,167 230,000 200,000	-- 100.000 75,000[3]	9,596 23,110 20,467	-- 100,000 75,000	-- -- --	-- -- --	-- -- --
Richard E. Fletcher Vice-President, Finance & CFO [4]	2003 2002 2001	66,667 200,000 200,000	-- 60,000 60,000[3]	14,131 20,729 19,715	-- 75,000 50,000	-- -- --	-- -- --	271,855 -- --
Paul Miatello Vice-President, Finance & CFO [5]	2003	--	--	--	--	--	--	--

Notes:
(1) Mr. Stephens joined the Company as President on May 1, 2003. Mr.Stephens' arrangement with the Company provides that he be remunerated only in his capacity as a director, in the amount of $35,000 per annum. Mr. Stephens' entitlement for the fourth quarter of 2003 was paid on January 14, 2004.
(2) Mr. Kennedy joined the Company as Vice President on November 1, 2000 and became President on January 1, 2002. Mr. Kennedy employment contract was terminated, by mutual consent, on February 1, 2003. From that time until April 30, 2003, Mr. Kennedy continued as President of the Company without remuneration.
(3) Bonus amounts were paid during 2002.
(4) As a result of the property management arrangement with MIL, the Company elected to terminate Mr. Fletcher's employment agreement without cause effective April 30, 2003. Amounts referred to in "All Other Compensation" represent termination payments made to Mr. Fletcher pursuant to terms of his employment agreement.
(5) Mr. Paul Miatello, who is an MIL employee, was appointed to the positions of Vice-President, Finance and Chief Financial Officer effective May 1, 2003. Mr. Miatello received no compensation from the Company during the 2003 financial year.

Employment and Termination Contracts

Management functions of the Company are performed by individuals who are not employed by the Company but some of whom have been elected or appointed directors and senior officers of the Company. The Company's Property and Asset Management Agreement with MIL pursuant to which MIL, and companies affiliated to MIL, provide managerial and consultative services.

The Company had an employment agreement with William I. Kennedy, as its President, effective January 1, 2002, which was terminated by mutual consent on February 1, 2003. From that time until April 30, 2003, Mr. Kennedy continued as President of the Company without compensation. Mr. Kennedy resigned as an officer and director of the Company and its subsidiaries effective April 30, 2003. Mr. Kennedy received no payments under the terms of his employment contract.

The Company had an employment agreement with Richard E. Fletcher providing for annual salary of $200,000, subject to annual review, bonus compensation that shall not exceed 50% of his base compensation and the right to employee stock options under the 1995 Plan. The agreement with Mr. Fletcher provided for usual corporate benefits including broad insurance coverage and the additional payment of 5% of salary to the executive's or his spouse's registered retirement savings plan. As a result of the execution of the property management agreement with MIL, the Company elected to terminate Mr. Fletcher's employment agreement without cause, effective April 30, 2003. Mr. Fletcher received payment under the terms of his employment agreement, as disclosed in the "Summary Compensation Table".

Property Management and Asset Management Agreement

Under the Property and Asset Management Agreement, MIL is to provide advisory, asset management, management and administrative services, as well as having general responsibility for the overall management of the Company's properties. Management functions of the Company are performed to a substantial degree by MIL employees. Subject to changes as the Company and MIL might agree, the individuals performing significant management duties on behalf of the Company, along with their place of residence are listed below:
Scott MacDonald, Oakville, Ontario,
Paul Miatello, Toronto, Ontario,
Bart Munn, Toronto, Ontario,
Mark Robinson, Toronto, Ontario, and
Stephen Taylor, Oakville, Ontario;

The initial term of the Agreement was for one year, and is renewable for additional terms of one year, at the option of the Company. MIL may terminate the Agreement by providing written notice to the Company not less than 180 days prior to the end of the then current term, provided that such termination by MIL cannot occur prior to 2005.

The Company paid MIL $970,000 under the terms of the Agreement for the year ended December 31, 2003. The fee payable by the Company is dependant on the performance of its properties and cost savings realized. Under the terms of the property management agreement, MIL assumed the employment obligations of all but three of the Company's employees. See "Interests of Management and Others in Material Transactions" for a discussion of a $20 million revolving term loan facility made to Morguard. As of December 31, 2003, $20 million was outstanding under this facility.

BOARD PRACTICES

Director's Term

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. It is proposed that each of the persons whose name appears above be elected as a director of the Company to serve until the close of the next annual meeting of Shareholders or until his successor is elected or appointed. It is intended that on any ballot that may be called for relating to the election of directors, the Common Shares represented by proxies in favour of the nominees will be voted in favour of the election of such persons as directors of the Company, unless a Shareholder has specified in his proxy that his Common Shares are to be withheld from voting in the election of directors. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the Common Shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the best judgment of the persons appointed as proxy.

Compensation of Directors

In the year ended December 31, 2003, each director, other than Mr. Stephens, was paid a retainer for his services as a director of $15,000 per annum plus $1,000 for each meeting of the Board or any committee thereof of which he was a member and which he attended.

The Chairman of the Board and the Chairman of each of the Audit Committee and the Corporate Governance Committee received an additional $3,500 per annum. In addition, directors may be paid additional fees for undertaking special assignments on behalf of the Company. During 2003, the total remuneration paid to the directors of the Company for their services amounted to $164,083.

Directors and Officers Liability Insurance

The Company provides insurance for the benefit of the directors and officers of the Company and of certain subsidiaries against liability incurred by them in these capacities. The Company maintains insurance coverage under Morguard's "Directors and Officers Liability Insurance Policy", which contains a limit of $15,000,000 for each loss and for all payments in each policy year. The policy provides for a deductible amount of $250,000 in connection with claims brought against the Company. The policy contains certain limitations with respect to claims in connection with pollution and with liabilities resulting from or contributed to by the fraud or dishonesty of a director, officer, or employee. The annual premium for 2003 was $77,760.

Committees of the Board of Directors

To effectively carry out certain of its responsibilities, the Board of Directors has delegated some of its duties to specific committees of the Board. The existing Committees and their responsibilities are as follows:

Audit Committee

The Audit Committee currently consists of Messrs. Bullock, King, and Mang, each of whom are unrelated directors. Following the Meeting, Mr. Bullock will no longer be a director of the Company.

The Audit Committee of the Board of Directors shall have three members, a majority of whom shall be "unrelated directors" as defined in the Toronto Stock Exchange Requirements, Policies and Guidelines in effect from time to time. All of the members of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial experience as determined by the Board. In determining "financial literacy", the Board shall take into consideration, among other things, prior experience with publicly listed, Canadian real estate companies, as well as the ability to understand and analyze a full set of financial statements of a real estate company, including the notes thereto, in accordance with generally accepted accounting principles.

The mandate of the Audit Committee is to:

1. Review the nature and scope of the annual audit,

2. Make recommendations to the Board of Directors concerning the appointment of the auditors (who shall be accountable to the Board of Directors and Audit Committee as representatives of the shareholders) and the terms thereof for the ensuing year,

3. Review the annual and quarterly financial statements prior to submission to the Board of Directors for approval,

4. Approve all audit engagement fees and terms as well as the provision of any legally permissible, non-audit services provided by the external auditors, having regard to the need to maintain the independence of the external auditors,

5. Review with the external auditors any audit issues, problems or difficulties and management's response thereto,

6. Establish and maintain procedures for the receipt and treatment of complaints concerning accounting or auditing matters and procedures for the confidential submission by employees (or, in the case of services provided to the Company by third parties, whether related or not, by employees of the third party service provider) of concerns regarding accounting or auditing,

7. Annually discuss the quality and acceptability of the Company's accounting principles,

8. Review the independence and objectivity of the external auditors, including reviewing relationships between the external auditors and the Company, which may impact their independence and objectivity,

9. Oversee the work of the external auditors, including resolution of disagreements,

10. Review and oversee the adequacy of internal accounting and control procedures, including requiring management to implement and maintain appropriate systems of internal control,

11. Determine the necessity or desirability of employing an internal auditor and setting the internal auditor's mandate, or in the case of services provided to the Company by third parties, whether related or not,

satisfying itself by communicating directly with the internal auditor or other suitable representative of the third party service provider, and

12. Oversee the disclosure of all financial and related information.

In carrying out its mandate, the Audit Committee shall be entitled, in its discretion, to engage third party advisors whom it considers necessary or desirable to assist it, at the expense of the Company. The Board of Directors will continue to review the composition of the Audit Committee from time to time.

Corporate Governance Committee

The Corporate Governance Committee currently consists of Messrs. Bullock, Mang, and Winberg. Following the Meeting, Mr. Bullock will no longer be a director of the Company. The role of the Corporate Governance Committee is to:

1.)   Develop and monitor the Company's system of Corporate Governance including the Board of Directors' independence from management and recommend to the Board of Directors a report thereon for inclusion in the annual management proxy and information circular;

2.)   Review annually the membership and chairs of the committees and make recommendations as necessary to the Board of Directors;

3.)   Review annually the powers and the mandates of the committees of the Board of Directors and make recommendations to the Board of Directors thereon;

4.)   Review periodically the performance of all directors and the Board of Directors as a whole;

5.)   Recommend annually the members proposed for election to the Board of Directors;

6.)   Review annually the compensation of directors and their capacity as directors and make recommendations to the Board of Directors;

7.)   Evaluate potential nominees to the Board of Directors.

8.)   Review the performance of the senior officers of the Company;

9.)   Recommend compensation for the senior officers of the Company and other personnel in the Company in accordance with the compensation policies;

10.)   Establish guidelines for transactions between the Company and parties related to the Company, review compliance with these guidelines and monitor the repayment of amounts, if any, due from related parties;

11.)   Review the Company's long range plans and policies for recruiting, developing and motivating personnel and for the succession of senior management;

12.)   Make recommendations to the Board of Directors concerning all of the above; and

13.)   Review and approve a request, if appropriate, by an individual director to engage an outside advisor at the expense of the Company.

Report on Executive Compensation

Effective May 1, 2003, the Named Executive Officers of the Company were Messrs. Stephens and Miatello. Mr. Stephens is remunerated only in his capacity as a director of the Company, in the amount of $35,000 per annum. Mr. Miatello is an MIL employee for whom the Company pays no salary or other remuneration.

In accordance with the requirements in Multi-lateral Policy 51-102, approved on February 16, 2004, the Company is required to provide a report on executive compensation. Given the current circumstances of the Company, as previously described, the report provided relates only to former executives of the Company. The executive compensation objectives of the Company were to provide compensation levels necessary to attract and retain high-quality executives and to motivate key executives to contribute to the interests of the shareholders.

Base Salary

Individual compensation arrangements are based on performance, level of responsibility, internal equity considerations and the Company's financial performance. The Corporate Governance Committee also reviews and gives consideration to compensation information of other public real estate companies.

Bonus

The Corporate Governance Committee recommends bonuses for senior management as a part of their compensation, in amounts that take into consideration extraordinary efforts or results.

Long Term Incentives

The Company motivates executive officers and other employees of the Company to act in the interests of shareholders through the use of the 1995 Plan. This plan provides compensation over a number of years, which is dependent upon value created for shareholders through appreciation in the market price of the Company's Common Shares. In 2003, no share options were granted.

Submitted by the Corporate Governance Committee: Jack Winberg, James R. Bullock and Wayne P.E. Mang.

Share Option Plan

The Amended and Restated Share Option Plan of the Company (the "1995 Plan") was established to advance the interest of the Company by providing key employees, officers, directors and consultants of the Company and its subsidiaries with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

The 1995 Plan is administered by the Board of Directors and the number of Common Shares that may be issued at any time pursuant to options granted under the 1995 Plan is limited to 928,571 Common Shares. The limit was adjusted due to the consolidation of Common Shares that occurred on June 20, 2003.

No share options were granted under the 1995 Plan to any of the NEO's during the fiscal year ended December 31, 2003.
.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	No. of Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at fiscal year -end (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at fiscal year -end ($) Exercisable/Unexercisable*
Antony K. Stephens	---	---	---	---
William I. Kennedy	3,571	27,125	9,524 / 14,286	8,191 / 4,095
Richard E. Fletcher	4,771	35,788	7,143 / 3,571	6,143 / 3,071
Paul Miatello	714	5,600	2,857 / 1,429	2,457 / 1,229

* Closing price of the Common Shares on December 31, 2003 was $11.85.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

Holders of over 5% of the Registrant's Common Shares as of January 31, 2004 are as follows:

Name of holder	Number of common shares	Percent of class
Morguard Corporation *	7,336,315	80%
Number of shares in Canada	9,102,293	
Number of shareholders in Canada	264	

* Held directly and through its wholly-owned subsidiary, 3391361 Canada Inc.

All the shareholders, including the major shareholder listed above has the same voting rights, as described in Item 10.

Related party transactions

Indebtedness of Directors, Executive Officers and Others

As at March 31, 2004, there was no indebtedness from current and former officers or directors of the Company to the Company or its subsidiaries, nor does the Company or its subsidiaries provide any guarantee, support or other similar arrangement to the indebtedness of any such directors or officers to another entity.

Interests of Management of the Company and Others in Material Transactions

No director or officer of the Company, nor any security holder of record, other than as described below, as of March 31, 2004, who to the knowledge of the Company and its directors and officers, beneficially owned, directly or indirectly or exercised control or direction over more than 10% of the outstanding Common Shares, or to the knowledge of the Company and its directors and officers, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since January 1, 2003 or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below or elsewhere in this Annual Report.

Effective January 1, 2003, the Company entered into a property management and asset management agreement with MIL, under which MIL provides services to the Company. See "*Property Management and Asset Management Agreement*" above for further details.

During 2003, the Company advanced $20,000,000, pursuant to a revolving loan agreement on an unsecured basis to Morguard, which directly or indirectly owns 80% of the Company's Common Shares. The demand loan is interest bearing at the 30-day banker's acceptance rate plus 175 basis points that Morguard pays to a Canadian chartered bank on similar borrowings.

ITEM 8 - FINANCIAL INFORMATON

Consolidated Statements and Other Financial Information

Financial information has been reported in Item 17 of this annual report.

Dividend policy

The Company maintains a policy of distributing a quarterly dividend to common shareholders. Information on dividends paid in prior years can be found elsewhere in this annual report.

Significant Changes

None reportable.

ITEM 9 - THE OFFER AND LISTING

Listing Details

The following is a summary of prices per Common Share on the Toronto Stock Exchange, the principal market for these shares. The Company's Common Shares are also listed on the NASD OTC Bulletin Board.

(*in Canadian dollars*)	2003	2002	2001	2000	1999
High	$12.18	$13.23	$24.50	$16.94	$20.30
Low	10.50	10.36	9.80	12.60	13.65

	2004	2003				2002			
(*in Canadian dollars*)	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr	4th Qr	3rd Qr	2nd Qr	1st Qr
High	$13.30	$11.85	$11.80	$12.18	$11.90	$12.18	$12.25	$12.60	$13.23
Low	11.50	11.00	10.91	10.50	10.78	10.50	10.85	11.20	10.36

(*in Canadian dollars*)	2004			2003		
	Mar.	Feb.	Jan.	Dec.	Nov.	Oct.
High	$13.30	$12.58	$12.30	$11.85	$11.45	$11.40
Low	11.86	11.77	11.50	11.18	11.00	11.13

ITEM 10 - ADDITIONAL INFORMATION

Share Capital

The Company is authorized to issue: (a) an unlimited number of First Preference Shares in series; (b) an unlimited number of Second Preference Shares in series; (c) an unlimited number of Third Preference Shares; and (d) an unlimited number of Common Shares.

The shares of the Company rank and are subject in all respects to the rights, privileges, restrictions and conditions attaching to the respective shares in the following order:

1. First Preference Shares; then
2. Second Preference Shares; then
3. Third Preference Shares; then
4. Common Shares.

Except as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of First Preference, Second Preference or Third Preference Shares, the holders of First Preference, Second Preference and Third Preference Shares as classes are not entitled as such to receive notice of, attend or to vote at any meeting of the shareholders of the Company.

First Preference Shares

The Board of directors of the Company may issue the First Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Company shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption, the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto.

Except with the approval of the holders of the First Preference Shares, no dividends shall at any time be declared or paid on or set apart for payment on the Second Preference Shares, Third Preference Shares, Common Shares or any other shares of the Company ranking junior to the First Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of First Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Second Preference Shares, Third Preference Shares, Common Shares or such other shares of the Company ranking junior to the First Preference Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the First Preference Shares (less than the total amount outstanding) or any Second Preference Shares, Third Preference Shares, Common Shares or any other shares of the Company ranking junior to the First Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of First Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the First Preference Shares of any series shall, before any amount shall be paid to or any property or assets of the Company distributed among the holders of the Second Preference Shares, Third Preference Shares, the Common Shares or any other shares of the Company ranking junior to the First Preference Shares, be entitled to receive from the property and assets of the Company for each First Preference Shares of such series held by them respectively, an amount specified in the rights, privileges, restrictions and conditions attaching to the First Preference Shares of such series as set forth in the resolution of the board of directors of the Company and the certificate of amendment relating to such series.

The First Preference Shares of any series may be purchased or made subject to a redemption by the Company at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the First Preference Shares of such series as set forth in the resolution of the board of directors of the Company and the certificate of amendment relating to such series.

The approval of the holders of First Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the First Preference Shares as a class or to any other matter requiring the consent of the holders of the First Preference Shares as a class may be given in such a manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast as a meeting of the holders of the First Preference Shares duly called for that purpose.

Second Preference Shares

The board of directors of the Company may issue the Second Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Company shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, the rate or rates, amount or method or methods of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption, the rights of retraction (if any), and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto.

Except with the approval of the holders of the Second Preference Shares, no dividends shall at any time be declared or paid on or set apart for payment on the Third Preference Shares, Common Shares or any other shares of the Company ranking junior to the Second Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Second Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Third Preference Shares, Common Shares or such other shares of the Company ranking junior to the Second Preference Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Second Preference Shares (less than the total amount outstanding) or any Third Preference Shares, Common Shares or any other shares of the Company ranking junior to the Second Preference Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of Second Preference Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the Second Preference Shares of any series shall, before any amount shall be paid to or any property or assets of the Company distributed among the holders of the Third Preference Shares, the Common Shares or any other shares of the Company ranking junior to the Second Preference Shares, be entitled to receive from the property and assets of the Company for each Second Preference Shares of such series held by them respectively, an amount specified in the rights, privileges, restrictions and conditions attaching to the Second Preference Shares of such series as set forth in the resolution of the board of directors of the Company and the certificate of amendment relating to such series.

The Second Preference Shares of any series may be purchased or made subject to a redemption by the Company at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the Second Preference Shares of such series as set forth in the resolution of the board of directors of the Company and the certificate of amendment relating to such series.

The approval of the holders of Second Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Second Preference Shares as a class or to any other matter requiring the consent of the holders of the Second Preference Shares as a class may be given in such a manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast as a meeting of the holders of the Second Preference Shares duly called for that purpose.

Third Preference Shares

The holders of the Third Preference Shares shall not be entitled to receive any dividends.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the Third Preference Shares shall be entitled to receive from the assets and property of the Company for each Third Preference Share held by them respectively the sum of $10.00 before any amount shall be paid or any property or assets of the Company distributed to the holders of any Common Shares or shares of any other class ranking junior to the Third Preference Shares of the amount so payable to them as provided, they shall not be entitled to share in any further distribution of the property or assets of the Company.

Subject to the provisions of the Business Corporations Act (Ontario), the Company may at any time or from time to time purchase (if obtainable) all or any part of the outstanding Third Preference Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable, but not exceeding the redemption price.

Subject to the provisions of the Business Corporations Act (Ontario), the Company may, upon giving notice, redeem at any time the whole or from time to time any part of the then outstanding Third Preference Shares on payment for each share to be redeemed of the sum of $10.00.

The approval of the holders of Third Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Third Preference Shares as a class or to any other matter requiring the consent of the holders of the Third Preference Shares as a class may be given in such a manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast as a meeting of the holders of Third Preference Shares duly called for that purpose.

Common Shares

Subject to the prior rights provided to the holders of the First Preference Shares, Second Preference Shares, Third Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the First Preference Shares, Second Preference Shares, Third Preference Shares and to any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

Except for meetings at which only holders of other specified class or series of shares of the Company are entitled to vote separately as a class or series, the holders of Common Shares shall be entitled to receive notice of and attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company.

Restrictions of Class Voting

The holders of shares of any class and the holders of shares of any series of any class are not entitled to vote separately as a class or series, as the case may be, upon, and shall not be entitled to dissent in respect of, any proposal to amend the articles to:

a)   increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

b)   effect an exchange, reclassification or cancellation of the shares of such class or series; or

c)   create a new class or series of shares equal or superior to the shares of such class or series.

The charter documents of the Company contain no limitation on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights.

The Company had issued three series of debentures, which are convertible into common shares under differing terms and conditions. Only one series of debentures is outstanding at December 31, 2003. The series of outstanding debentures is fully described in Note 7 to the financial statements. See "Item 17, Financial

Statements". In addition, members of the Board of Directors and Senior Management of the Company hold options granted under the stock option plan instituted by Revenue Properties Company Limited. See "Compensation" and "Share Ownership" in Item 6.

Memorandum and Articles of Association

Organization and Register

Revenue Properties Company Limited is a Company organized under the Business Corporations Act (Ontario). The Company's Ontario Corporation Number, allotted by the Ontario Ministry of Consumer and Commercial Relations, is 1454264.

The Articles of the Company contain no restrictions on business the Company may carry on or powers the Company may exercise.

Directors

Under the Articles of the Company, the board of directors of the Company may, without authorization of the shareholders of the Company, in such amounts and on such terms as it deems expedient, borrow money upon the credit of the Company; issue, reissue, sell or pledge debt obligations of the Company; subject to the provisions of the Business Corporations Act (Ontario), give a guarantee on behalf of the Company to secure performance of an obligation of any person; and charge, mortgage or hypothecate.

The Company's directors are not required to own shares of the Company.

Shareholder Meetings

Annual meetings of shareholders are held at such time in each year as is determined by the board of directors and, unless the board of directors otherwise determines, at the place where the Company's registered office is located.

Subject to the Business Corporation Act (Ontario) the Board of Directors have the power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given not less than thirty (30) days and not more than fifty five (55) days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date (fixed by the Board), if any, for notice is entered into the securities register as the holder of one or more shares carrying the right to vote at or entitled to notice of the meeting.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Company and others who, although not entitled to vote, are entitled or required under any provisions of the Business Corporations Act (Ontario) or the articles or by-laws of the Company to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Material Contracts

In July 2002, the Company advanced $20,000,000 pursuant to a revolving loan agreement on an unsecured basis to Morguard, which directly or indirectly owns 76.4% of the Company's common shares as at December 31, 2002. The advance was repaid at the end of December 2002. The demand loan was interest bearing at the 30-day banker's acceptance rate plus 175 basis points. The Company advanced a further $6,000,000, pursuant to the revolving loan agreement, in February 2003 and $14,000,000 in March 2003.

Effective January 1, 2003, the Company entered into a property management agreement with MIL, under which MIL provides property management and corporate services to the Company. See *"Related Party Transactions"* above for further details.

During 2002, the Company sold its interest in The Oaks, a 1,215 unit multi-tenant residential complex in Toronto, Ontario, Canada. The sale price was approximately $50,000 per unit and the Company recorded a gain from the sale of approximately $24,800,000.

During 2002, the Company sold its interest in Riverside Apartments, a 728 unit multi-tenant residential complex in Toronto, Ontario, Canada. The price was approximately $57,000 per unit and the Company recorded a gain from the sale of approximately $5,400,000.

During 2002, the Company acquired two Class A suburban office buildings, with an aggregate rentable area of 301,421 square feet, located at 4720 and 4880 Tahoe Boulevard, Mississauga, Ontario, Canada. The purchase price was $56,000,000.

Exchange Controls

Exchange controls and other limitations affecting security holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See Item 10, "Taxation".

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident or foreign owner to hold or vote common shares, other than as provided in the Investment Canada Act (Canada)   (the "Investment Canada Act").   The following summarizes the principal features of the Investment Canada Act.

With the exception of investments made by "WTO investors" (being generally individuals who are nationals or permanent residents of World Trade Organization ("WTO") members (except Canada), governments of WTO members (except Canada) and entities ultimately controlled by the foregoing WTO investors as provided in the Investment Canada Act) and certain other limited exceptions, the Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless, after review, the Minister responsible for the Investment Canada Act (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada having regard to criteria set forth in the Investment Canada Act. An investment in common shares by a non-Canadian (other than a WTO investor) would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company was $5,000,000 or more, or indirect control of the Company and the value of the assets of the Company was $50,000,000 or more and in some cases $5,000,000 or more or if an order for review is made by the Federal Cabinet on the ground that the investment falls within a prescribed specific type of business activity that is related to Canada's cultural heritage and national identity.

An investment in common shares by a WTO investor would generally be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds for each year $150,000,000 in constant 1992 dollars; that amount is $223,000,000 for year 2003.   An investment by a WTO investor to acquire indirect control of the Company would generally not be reviewable.

The Investment Canada Act provides detailed rules for the determination of whether control has been acquired. For example, any non-Canadian would acquire direct control of the Company for the purposes of the Investment Canada Act if it acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of direct control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions in relation to common shares would be exempt from the Investment Canada Act, including among others:
(a)   Acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
(b)   Acquisition of control in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and
(c)   Acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of "voting interests" (as defined in the Investment Canada Act), remains unchanged.

Taxation

The following is a general discussion of the principal income tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") relating to ownership of the Company's common shares. These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor.   This summary does not consider US federal or state income tax provisions or Canadian provincial income tax provisions, which may be at variance with the provisions contained in the Canadian Tax Act and is not intended to be, nor should it be construed as, legal or tax advice. This summary only applies to a shareholder who holds the Company's common shares as capital property and does not apply to a shareholder who is either a non-resident insurer or a financial institution.

Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian withholding tax. The Canadian non-resident withholding tax would be withheld by the Company which would then pay the dividend net of withholding tax to the shareholder. By virtue of Article X of the Canada-United States Income Tax Convention, 1980 (the "Convention"), the rate of tax for dividends paid to a resident of the U.S. for the purposes of the Convention is limited to 15% (or, where the beneficial owner of the dividends is a company that owns at least 10% of the voting stock of the Company, 5%). In the absence of any treaty reduction, the rate of withholding tax imposed would be 25% of the amount of the dividend.

Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend.

A capital gain from the sale of common shares of the Company by a non-resident of Canada will not be subject to Canadian tax provided that the common shares are not "taxable Canadian property". In general, common shares will not be "taxable Canadian property" if, (a) the shareholder, persons with whom the shareholder did not deal at arm's length or the shareholder together with such persons, did not own (or have an interest in or option to acquire) 25% or more of the shares of any class or series of stock in the Company at any time in the five years preceding a disposition; and (b) the common shares are not used by the non-resident shareholder in carrying on a business in Canada.

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

A copy of the most recent Annual Report of the Company on Form 20-F under the Securities Exchange Act of 1934, Annual Report, including comparative financial statements for the year ended December 31, 2003, together with a report of the auditors thereon, subsequent interim financial statements of the Company, and a Notice of Intention to make a Normal Course Issuer Bid for Common Shares are available on (i) SEDAR at www.sedar.com and (ii) on EDGAR at www.edgar.com and are otherwise available (without charge to shareholders) upon request to the Secretary of the Company at its head office at The Colonnade, 131 Bloor Street West, Suite 300, Toronto, Ontario, M5S 1R1, telephone no. (416) 963-8100. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at established rates.

Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company expects to face the following risks in the normal course of its operations.

Operating Risk

The Company's primary business is the ownership and operation of a portfolio of commercial properties. The income stream, generated by tenants paying rent, can be affected by general and local economic conditions and by a change in the credit and financial stability of tenants. The Company may be adversely affected if tenants become unable to meet their financial obligations under their leases.

The Company's retail properties generated 82% of the rental income, of which the three core retail properties in the Greater Toronto Area generated 73%. The Company's high-quality portfolio and active leasing program are mitigating factors to this risk. The two office properties acquired at the end of 2002 are fully leased for a 15-year term to a Canadian financial institution with the intent of limiting leasing and tenant credit risk to the Company.

Reliance on Anchor Tenants

Retail shopping centers traditionally rely on anchor tenants (department store, junior department stores or grocery stores) as a source of significant revenue and in terms of generating traffic for the mall. Accordingly, the risk is present that an anchor tenant will move out or experience a failure, which would have a negative impact on the subject property.

Financing Risk

The Company's long-term debt, including convertible debentures at December 31, 2003, was $166.4 million, compared to $151.5 million a year earlier. The only significant debt maturing over the next three years is the 7.0% subordinated convertible debentures, which can be repaid in common shares, at the Company's option. Interest rate fluctuations have been eliminated at December 31, 2003, as all long-term debt is fixed-rate. The Company will be subject to the risks associated with debt financing, including the risk that mortgages and credit facilities secured by the Company's properties will not be able to be re-financed or that the terms of such re-financing will not be as favourable as the terms of existing indebtedness. The Company manages this risk by attempting to appropriately stagger timing of debt maturities to minimize the amount of debt expiring in any given year.

Relative Liquidity of Real Estate

Real estate is not considered to be a liquid investment, as it requires a reasonable sales period and normal market conditions to generate multiple bids to complete the sales process. The characteristics of the property being sold and general and local economic conditions can affect the time to complete the sales process.

Foreign Exchange Risk

The Company has a net US dollar position of US$13.5 million. At December 31, 2003, the Canadian dollar value was US77.13 cents compared to US63.39 cents a year earlier. The average exchange rate for the year was US71.39 cents compared to US63.69 cents in 2002. The Company holds certain portfolio investments and notes receivable in US dollars.

FOREIGN EXCHANGE - Balance sheet position

	Carrying amount at December 31, 2003	
(000's of Canadian dollars))	US$	Canadian $
Portfolio investments	$11,478	$14,881
Mortgages and advances receivable	787	1,021

The monthly high and low spot rates for the Canadian dollar equivalent of the United States dollar as reported by the Federal Reserve Bank of New York were as follows:

	March 2004	Feb. 2004	Jan. 2004	Dec. 2003	Nov. 2003	Oct. 2003
High	$0.7652	$0.7631	$0.7867	$0.7726	$0.7698	$0.7669
Low	0.7448	0.7450	0.7519	0.7478	0.7471	0.7434

Environmental Risk

The portfolio is comprised of mature properties with the exception of the two office properties acquired at December 31, 2002. Properties comply with current environmental guidelines, or where required, are remediated, in which case a full provision for the work is accrued in the accounts.

As a landlord, the Company is subject to an environmental risk as a result of the possible use of foreign substances by retail tenants who handle, store and generate small quantities of hazardous waste. The Company attempts to mitigate this risk through the terms of its leases and by periodic inspections by both management and technical consultants.

While the Company believes that it complies with current standards, there can be no assurance that the laws or regulations will not be changed in the future or that tenants or adjacent landowners will not affect its properties. A governmental authority has not notified the Company nor is the Company aware of any material non-compliance relating to hazardous or toxic substances in any of its properties.

Interest Rate Sensitivity

The Company is exposed to interest rate changes primarily as a result of its line of credit from time to time, used to maintain liquidity and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower it's overall borrowing costs. To achieve its objective the Company borrows primarily at fixed rates and could enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate its interest rate risk on a related financial instrument. The Company does not enter into derivative or interest rate transactions for speculative or trading purposes.

The Company's interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts, weighted average interest rates, fair values and other terms required by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes.

DEBT OBLIGATIONS - December 31, 2003 Expected Maturity Date

LONG-TERM DEBT

| (000's of Canadian dollars)) | Expected maturity date | | | | | | | |
	2004	2005	2006	2007	2008	Thereafter	**Total**	Fair Value
Fixed rate debt	$2,206	$2,665	$3,999	$20,717	$2,675	$54,390	**$86,652**	$87,226
Weighted average interest rate	6.75%	6.74%	7.26%	6.57%	6.72%	6.71%	**6.70%**	

CONVERTIBLE DEBENTURES

| (000's of Canadian dollars)) | Expected maturity date | | | | |
	2004	2005	2006	**Total**	Fair Value
Fixed rate debt	$ --	$ --	$79,700	**$79,700**	$80,656
Weighted average interest rate	--	--	7.00%	**7.00%**	

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15 - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
The Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2003. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the year, the design and operation of the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes to Internal Controls and Procedures for Financial Reporting
During the period covered by this annual report there were no significant changes to the Company's internal control over financial reporting or in other factors that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that while the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16 (RESERVED)

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Wayne P.E. Mang, a Chartered Accountant, has appropriate qualifications to be designated as the Company's Audit Committee financial expert. For the purposes of this section, an audit committee financial expert means that the following qualifications are met:

1) An understanding of generally accepted accounting principles and financial statements,
2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves,
3) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities,
4) An understanding of internal controls over financial reporting, and
5) An understanding of Audit Committee functions.

ITEM 16B – CODE OF ETHICS

The Company has adopted a "Code of Conduct and Conflict of Interest Guidelines" which is applicable to all directors, including the President. The Company has also adopted a "Code of Business Conduct and Ethics" which is applicable to all employees of MIL, including the Chief Financial Officer. Copies of the Code of Conduct and Conflict of Interest Guidelines and the Code of Business Conduct and Ethics may be obtained free of charge by writing to Revenue Properties Company Limited, Suite 300, 131 Bloor Street West, Toronto, Ontario, M5S 1R1, Attention: Secretary.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP ("E&Y") has served as the Company's auditors since September 24, 2003. Prior to E&Y's appointment the Company's auditors were KPMG LLP.   The auditor is elected annually at the Annual General Meeting. The Audit Committee will propose to the Annual General Meeting convening on May 18, 2004 that E&Y be elected as the auditor for 2004.

The following table presents the aggregate fees for professional services and other services rendered by E&Y and KPMG in 2003 and 2002.

(in thousands of dollars)	**2003**	2002
AUDIT FEES		
Ernst & Young – 2003 year-end audit	**$129**	$ --
KPMG - 2002 year-end audit	**--**	184
AUDIT-RELATED FEES		
Ernst & Young	**9**	--
KPMG	**30**	16
TAX FEES		
KPMG	**213**	236
ALL OTHER FEES		
KPMG	**6**	--
Total	**$387**	$436

Audit Fees consist of fees billed for the annual audit and quarterly review of the Company's consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include a provision for the review of documents filed with the SEC. The fees for the 2003 year-end audit have not billed until 2004; the fees for the 2002 year-end audit were not billed until 2003.

Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; and employee benefit plan audits.

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, deductibility of interest, common share redemptions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; consultation and planning services.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Audit Committee of the Company is responsible for the oversight of the Company's independent auditor's services. The Audit Committee's policy is to pre-approve all audit services provided by E&Y. These services may include audit services, audit-related services, tax services and other services, as described below. In such an event, the Audit Committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved on an individual basis. E&Y and management then report to the Audit Committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases of the Company's shares by Revenue Properties Company Limited during 2003.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under the plan
December 1 to December 31, 2003	33,000	$11.67	33,000	427,000

On August 25, 2003, the Company filed and The Toronto Stock Exchange accepted a Notice of Intention to Make a Normal Course Issuer Bid to acquire through the facilities of The Toronto Stock Exchange up to 460,000 of its outstanding common shares, representing approximately 5% of the outstanding as at August 15, 2003.

On August 15, 2002, the Company filed and The Toronto Stock Exchange accepted a Notice of Intention to Make a Normal Course Issuer Bid to acquire through the facilities of The Toronto Stock Exchange up to 1,000,000 of its outstanding common shares, representing approximately 1.6% of the outstanding as at August 12, 2002. During 2002 the Company did not acquire any shares.

PART III

ITEM 17 - FINANCIAL STATEMENTS

ITEM 19 - EXHIBITS

Financial Statement Schedules



AUDITORS' REPORT

To the Board of Directors,
Revenue Properties Company Limited:

We have audited the consolidated balance sheet of Revenue Properties Company Limited as at December 31, 2003 and the consolidated statements of income, deficit, cash flow from continuing operations and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2002, were audited by other auditors whose report dated February 21, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 20, 2004

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31

(in thousands of Canadian dollars)	Note	2003	2002
ASSETS			
Rental properties	3	**$159,687**	$161,962
Land held for development and sale		**7,678**	6,787
Cash and cash equivalents		**2,784**	5,700
Portfolio investments		**27,480**	28,985
Mortgages and loans receivable	4	**31,607**	5,318
Other assets	5	**3,042**	4,216
		$232,278	$212,968
LIABILITIES AND SHAREHOLDERS' EQUITY			
Long-term debt	6	**$86,652**	$44,671
Convertible debentures	7	**14,102**	44,408
Bank indebtedness	8	**5,837**	--
Accounts payable and accrued liabilities		**8,419**	11,295
Future income tax liability	14	**8,530**	5,899
		123,540	106,273
Commitments and contingencies	13, 15		
Shareholders' equity	10	**108,738**	106,695
		$232,278	$212,968

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31

(*in thousands of Canadian dollars, except per share amounts*)	Note	2003	2002	2001
RENTAL OPERATIONS				
Revenue		$49,098	$55,269	$60,519
Property operating expenses		23,565	32,003	37,593
		25,533	23,266	22,926
REAL ESTATE SALES				
Sales		1,186	10,010	1,865
Cost of sales		777	8,887	1,689
		409	1,123	176
Other operating expenses (income):				
Interest		8,285	8,959	19,744
General and administrative		2,993	4,522	5,044
Interest and other income		(4,240)	(395)	(1,715)
Foreign exchange loss		2,330	520	(164)
Depreciation and amortization		4,703	5,372	5,667
		14,071	18,978	28,576
OPERATING INCOME (LOSS)		11,871	5,411	(5,474)
Gain on sale of rental properties		--	30,199	--
Reduction of foreign currency translation account	2	--	10,520	18,487
Loss on redemption and repurchase of convertible debentures	7	(338)	(992)	--
Gain on sale of shares of PNP		--	--	33,863
Diminution in value of real estate assets		--	--	(9,530)
Penalty on early debt repayment		--	--	(3,139)
		11,533	45,138	39,681
Earnings of PNP				
Equity of earnings		--	--	12,018
Dividend income		--	--	1,935
INCOME FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES		11,533	45,138	48,160
Income taxes				
Current		1,546	119	3,728
Future		2,631	7,083	1,900
	14	4,177	7,202	5,628
INCOME FROM CONTINUING OPERATIONS		7,356	37,936	42,532
Loss from discontinued operations	19	--	(575)	1,144
NET INCOME		$7,356	$37,361	$43,676
Per basic and diluted common share	10,11			
Income per common share from continuing operations				
Basic		$0.38	$3.76	$4.34
Diluted		$0.38	$2.27	$2.12
Income per common share				
Basic		$0.38	$3.70	$4.46
Diluted		$0.38	$2.24	$2.17
Weighted average number of shares (in thousands)				
Basic		9,206	9,163	9,059
Diluted		9,214	17,503	21,694

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
Years ended December 31

(in thousands of Canadian dollars)	2003	2002	2001
Deficit at beginning of year	$146,224	$174, 981	$112,071
Net income	(7,356)	(37,361)	(43,676)
Dividends	5,151	5,132	7,564
Special dividend	--	--	95,769
Settlement of convertible debentures	3,836	3,472	3,253
Deficit at end of year	$147,855	$146,224	$174,981

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS
Years ended December 31

(in thousands of Canadian dollars)	2003	2002	2001
Income from continuing operations	$7,356	$37,936	$42,532
Add (deduct) non-cash items:			
Depreciation and amortization	4,941	5,657	6,301
Future income taxes	2,631	7,083	1,900
Gain on sale of portfolio investments	(392)	(133)	--
Loss on redemption and repurchase of convertible debentures	338	992	--
Gain on sale of rental properties	--	(30,199)	--
Reduction of foreign currency translation account	--	(10,520)	(18,487)
Gain on sale of shares of PNP	--	--	(33,863)
Diminution in value of real estate assets	--	--	9,530
Penalty on early debt repayment	--	--	3,139
Undistributed profit of equity accounted PNP	--	--	(2,083)
Other	(561)	62	1,064
FUNDS FROM CONTINUING OPERATIONS	**$14,313**	**$10,878**	**$10,033**

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31

(in thousands of Canadian dollars)	2003	2002	2001
OPERATING ACTIVITIES			
Funds from continuing operations	$14,313	$10,878	$10,033
Re-leasing costs	(562)	(1,484)	(1,733)
Amortization of discount of convertible debentures	244	684	1,596
Net change in other assets and liabilities	(406)	1,490	(7,543)
	13,589	11,568	2,353
Cash flow from discontinued operations	--	(359)	2,043
	13,589	11,209	4,396
INVESTING ACTIVITIES			
Acquisition and development of rental properties	(1,820)	(90,776)	(15,018)
Net proceeds from sales of rental properties	--	101,520	355
Net proceeds from (investment in) properties held for development and sale	(119)	4,449	(2,135)
Portfolio investments – acquisitions	(34,140)	(44,378)	--
– settlement and sales	32,033	15,393	--
Loan to Morguard Corporation	(20,000)	(20,000)	--
Repayment of loan to Morguard Corporation	--	20,000	--
Loans receivable	(8,497)	--	--
Change in restricted cash	343	(334)	5,750
Net proceeds from sale of PNP shares	--	--	381,858
	(32,200)	(14,126)	370,810
Net proceeds from discontinued operations	--	14,882	(1,478)
	(32,200)	756	369,332
FINANCING ACTIVITIES			
Repayment of mortgage principal and bank indebtedness	(2,020)	(72,742)	(169,520)
Redemption and repurchase of convertible debentures	(23,117)	(71,064)	(602)
Proceeds of mortgage financing and bank indebtedness	49,837	20,000	44,990
Dividends paid	(5,151)	(5,132)	(103,333)
Repurchase of capital stock	(389)	--	(6,405)
Issue of capital stock	223	185	3,019
Settlement of convertible debentures	(3,836)	(3,472)	(3,253)
	15,547	(132,225)	(235,104)
TOTAL CASH PROVIDED (USED)	(3,064)	(120,260)	--
Effect of foreign currency translation on cash balances	148	(484)	(15,566)
Cash and cash equivalents at beginning of year	5,700	126,444	(250,670)
Cash and cash equivalents at end of year	$2,784	$5,700	123,058
Supplemental cash flow information:			
Cash interest paid	$11,950	$13,027	$23,463
Cash income taxes paid	2,192	(1,980)	9,794
Cash interest received	2,922	1,258	2,658

The Company's share of proceeds from real estate sales was $10,010 in 2002, $1,865 in 2001, satisfied by mortgages receivable $3,148 in 2002, $1,585 in 2001, and cash for the balance.

The Company purchased 50% of Prairie Mall not already owned for $21,820, in 2001, satisfied by assumption of the mortgage of $12,214 and cash for the balance.

The accompanying notes form an integral part of these financial statements

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

(Tabular amounts are in thousands of Canadian dollars, except per share amounts)

Revenue Properties Company Limited ("the "Company") is engaged primarily in the ownership and operation of rental properties in Canada.

1.   CHANGE IN ACCOUNTING POLICY

In 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") new recommendation regarding the expensing of share options. The new standard requires the fair value of share options granted on or after January 1, 2003 to be recognized over the applicable share option vesting period as compensation expense in general and administrative expenses in the consolidated statement of income and contributed surplus in the consolidated balance sheet.   On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to capital stock. The Company did not issue share options during 2003.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The Company's accounting policies and its standards of financial disclosure are in accordance with the recommendations of the CICA and the Canadian Institute of Public and Private Real Estate Companies.

Basis of consolidation
The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the assets, liabilities, revenues, expenses, and cash flows of incorporated and unincorporated joint ventures. During 2002, the Company sold its investment in gaming that had been classified as discontinued operations as described in Note 19.

All inter-company accounts and transactions have been eliminated.

Use of estimates
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. In determining estimates of net recoverable amounts and net realizable values for its real estate assets, the assumptions underlying estimated values are limited by the availability of comparable data and the uncertainty of predictions concerning future events. Should the underlying assumptions change, actual results could differ from the estimated amounts.

Asset valuation
(i)   Rental properties
Rental properties are carried at the lower of depreciated cost and net recoverable amount. Net recoverable amount represents the estimated future cash flow expected to be received from the use and residual value of the property. Cost includes interest, realty taxes, and other carrying charges, applicable general and administrative expenses incurred in the pre-development and construction periods and initial leasing costs. Properties held for sale are recorded at the lower of cost and net realizable value, which is the estimated selling price less costs of disposition. Major capital expenditures, such as building improvements and renovations, which extend the useful life of a rental property are amortized over the estimated useful life.

(ii)   Land held for development and sale
Land is carried at the lower of cost and net realizable value. The cost of land includes pre-development expenses, interest, realty taxes and other directly related expenses. General and administrative expenses, including salaries, which can be clearly identified with the development of a property, are allocated to the cost of that property. Allocated costs are charged to saleable acreage on the basis of anticipated revenues.

Revenue recognition
(i)   Rental properties
Revenues from rental properties include rent from tenants under lease agreements, percentage participation rents, property tax and operating cost recoveries, parking income and incidental income. Leases which include contractual increases in basic rents are accounted for on a straight-line basis. Percentage participation rent is recognized after the minimum sales level has been achieved in accordance with each lease.

(ii)   Real estate sales
Income from the sale of land and rental properties is recognized when all material conditions of have been fulfilled, at least 15% of the purchase price has been received and the ultimate collection of the proceeds is reasonably assured.

Recoverable repair costs

Major recoverable repair costs are deferred and subsequently recovered from tenants over varying periods up to 10 years.

Deferred expenses

Leasing costs are amortized on a straight-line basis over the terms of the leases to which they relate.

Depreciation and amortization

Depreciation on buildings is provided under the sinking fund method. Under this method, depreciation is charged to income in amounts which increase annually consisting of fixed annual sums together with interest compounded at the rate of 5% per annum so as to fully depreciate the buildings over their estimated useful lives of 40 years.

Share based compensation plan

Effective January 1, 2002, the Company adopted the new CICA accounting standard, Stock-Based Compensation and Other Stock-Based Payments, Section 3870. The only share-based compensation or payment granted by the Company is pursuant to its share option plan, which is described in note 12.

In 2003, the Company changed its accounting policy for share based compensation. Beginning in 2003, the fair value of share options granted to employees and directors is recognized as compensation expense over the applicable vesting period. Any consideration paid by employees or directors on exercise of share options is credited to capital stock along with the related accumulated contributed surplus amount. The required pro forma disclosures for all share options issued between January 1, 2002 and December 31, 2002 is included in note 12.

Portfolio investments

The portfolio of marketable securities is carried at cost plus accrued interest of $213,000. In the event of a decline in the value of the portfolio, the investment will be written down to recognize the loss. The market value of such securities was $29,944,000 at December 31, 2003.

Foreign exchange

On December 31, 2002, the Company completed the sale of substantively all of its net investment in the United States. Accordingly, effective January 1, 2003, the remaining foreign operations were accounted for as integrated operations. Foreign cash balances and amounts receivable or payable in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the year-end. Revenue and expenses are translated at the rates of exchange prevailing on the transaction date. Any resulting gains or losses are included in the determination of net loss for the year.

During 2002 and 2001, there was a reduction in the Company's net investment in the foreign operations. As a result, $10,520,000 in 2002 (2001: $18,487,000) of the foreign currency translation account was included in income.

	2003	2002	2001
Canadian dollar to United States dollar exchange rates:			
- December 31	**$0.7713**	$0.6339	$0.6278
- Average during year	**$0.7139**	$0.6369	$0.6457
United States dollar to Canadian dollar exchange rates:			
- December 31	**$1.2965**	$1.5776	$1.5928
- Average during year	**$1.4008**	$1.5702	$1.5486

Earnings per share

The Company uses the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. Earnings per share has been calculated using the weighted average number of common shares outstanding during the year, divided into net income adjusted for the provision for settlement of convertible debentures.

Cash and cash equivalents

For the purposes of the consolidated financial statements, the Company considers all short-term investments with maturity dates of three months or less from the date of acquisition to be cash equivalents.

Income taxes

Future income taxes are determined based on the difference between the accounting basis and tax basis of assets and liabilities, and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse.

Financial instruments

The Company does not acquire, hold, or issue derivative financial instruments for trading purposes.

3. RENTAL PROPERTIES

	2003	2002
Land	$21,680	$21,680
Buildings and improvements	176,267	174,420
	197,947	196,100
Accumulated depreciation	(38,260)	(34,138)
	$159,687	$161,962

4. MORTGAGES AND LOANS RECEIVABLE

	2003	2002
Mortgages and notes receivable	$1,526	$2,297
Loan receivable from Morguard Corporation	20,077	--
Loans receivable	8,555	--
Advances receivable, non interest bearing	1,449	3,021
	$31,607	$5,318

Mortgages, notes and advances receivable bear interest at rates which vary from 0% to 8% (weighted average rate 5.2%) and are to be repaid as follows:

2004	$30,586
2005 and subsequent	1,021
	$31,607

5. OTHER ASSETS

	2003	2002
Restricted cash	$57	$401
Accounts receivable	1,009	2,147
Prepaid expenses and sundry assets	1,976	1,668
	$3,042	$4,216

Restricted cash is restricted by debt or joint venture agreements and is not available to be used for the general purposes of the Company.

6. LONG-TERM DEBT

	2003	2002
Mortgages on rental properties	$86,652	$44,671
Fixed interest rate debt	$86,652	$44,671
Range of interest rates at December 31	6.55-8.52%	6.55-8.52%
Weighted average interest rate at December 31	6.70%	6.72%

Principal payments are due as follows	
2004	$2,206
2005	2,665
2006	3,999
2007	20,717
2008	2,675
2009 and subsequent	54,390
	$86,652

For the year ended December 31, 2003, interest expense related to debt having an initial term of longer than one year was $8,135,000.

A significant percentage of the Company's rental properties and related rental revenues have been pledged as collateral for the long-term debt.

Certain of the Company's debt agreements require the Company to maintain minimum financial covenants.

7. CONVERTIBLE DEBENTURES

The Company issued three series of convertible debentures of which only one series is outstanding at December 31, 2003. The convertible debentures are summarized below. The conversion prices were adjusted effective October 19, 2001 as a result of the payment by the Company of a special dividend of $1.50 per common share.

Issue amount - $85,000,000 ($79,700,000 and $79,715,000 outstanding at December 31, 2003 and 2002 respectively) bearing interest at 7% per annum, payable semi-annually and maturing December 31, 2006. Interest payments are payable in cash. Principal due on maturity or redemption is payable, at the Company's option, in either cash or common shares.

The debentures are unsecured and are convertible into common shares at a price of $12.18 per common share at any time prior to the earlier of December 31, 2006 and the last business day immediately preceding the date specified for redemption.

The debentures will be redeemable at par plus accrued interest but only if the weighted average daily closing price at which the common shares of the Company (the "Common Shares") have traded on the Toronto Stock Exchange during the 20 consecutive trading days ending not more than five days prior to the date on which notice of redemption is given exceeds: 125% of the conversion price if given on or after January 1, 2001 and on or prior to December 31, 2001; 120% if given on or after January 1, 2002 and on or prior to December 31, 2002; 115% if given on or after January 1, 2003 and on or prior to December 31, 2003; 110% if given on or after January 1, 2004 and on or prior to December 31, 2004; 105% if given on or after January 1, 2005 and on or prior to December 31, 2005; and 100% if given on or after January 1, 2006.

The issue amount for the convertible debenture has been allocated between a liability component and an equity component (paid-in capital). The liability component has been calculated, effective the date of issue, by discounting the mandatory cash payments of principal and interest under the terms of the debenture. The discount rate used reflects the interest rate that would have been exigible had the Company issued a pure debt instrument of a similar term. Recorded interest expense related to the convertible debentures is determined by applying the discount rate to the outstanding liability component, while the differential between the recorded interest expense and the interest payment is recorded as settlement of convertible debentures in the consolidated statement of deficit. The principal due on maturity of the issue referred to above has not been included in the calculation of the respective liability since the Company has the option to settle the principal amount in common shares.

The equity component is the arithmetic difference between the amount issued and the calculated liability component referred to above, adjusted for issue costs.

Issue amount - US$35,000,000 (nil and US$17,158,000 outstanding at December 31, 2003 and 2002 respectively) issued in US funds, bearing interest at 6% per annum, payable semi-annually.

In July 2003, the Company redeemed and cancelled all of the remaining 6% convertible debentures, which were to mature March 1, 2004. The debentures were redeemed at US$1,021.21 per US$1,000 principal amount, being an amount equal to the principal amount of the debentures plus accrued interest . The redemption resulted in a non-cash loss of $338,000.

The components of the convertible debentures are classified as follows:

2003		2003		2002	
Principal	Maturity date	**Liability**	**Paid-in capital**	Liability	Paid-in capital
$79,700	December 31, 2006	**$14,102**	**$64,041**	$17,942	$60,216
--	March 1, 2004	**--**	**--**	26,466	4,597
$79,700		**$14,102**	**$64,041**	$44,408	$64,813

8. BANK INDEBTEDNESS

At December 31, 2003, the Company's unused line of credit for general corporate purposes was $8,200,000 (2002: $2,200,000).

The interest rate on any borrowings under the line of credit is 0.50% (2002: 0.35%) above the prime interest rate charged by a Canadian chartered bank. The line of credit is secured by a demand debenture and a first mortgage on one of the Company's properties.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, mortgages and advances receivable, accounts receivable, bank and other indebtedness and accounts payable and accrued liabilities approximates fair value due to the short-term maturity of these instruments. Financial instruments with a carrying value different from their fair value include the following:

	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
Portfolio investments	$27,480	$29,944	$28,985	$29,830
Long-term debt	86,652	87,226	44,671	45,921
Convertible debentures	79,700	80,656	106,783	103,719

The fair value of long-term debt is based upon discounted future cash flows using discount rates that reflect current market conditions for instruments having similar terms and conditions. The fair value of portfolio investments and convertible debentures is estimated based on published bid prices.

10. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

	2003	2002
Capital stock - common shares	$140,555	$140,706
Paid-in capital – convertible debentures (see Note 7)	64,041	64,813
Contributed surplus	50,393	45,796
Foreign currency translation adjustment	1,604	1,604
Deficit	(147,855)	(146,224)
	$108,738	$106,695

Capital stock – authorized

First preference shares - Unlimited number of shares, issuable in series
Second preference shares – Unlimited number of shares, issuable series
Third preference shares -Unlimited number of shares, issuable in series
Common shares – Voting, unlimited number of shares

Capital stock - issued and outstanding

Share consolidation
On June 20, 2003 the issued and outstanding common shares of the Company were consolidated on the basis of seven pre-consolidation shares for one post-consolidation share. Income per share and common shares outstanding for comparative purposes have been restated. Common shares outstanding as at January 1, 2001, December 31, 2001 and December 31, 2002 were 63,951,828, 63,868,548 and 64,157,512 respectively before the share consolidation.

Changes in the Company's issued capital stock during the two-year period ended December 31, 2003 were as follows:

	Common shares	
	Shares	Amount
January 1, 2001	9,140	$139,403
Issued on conversion of debentures	164	3,682
Issued on exercise of stock options	191	3,019
Purchased and cancelled	(367)	(5,594)
December 31, 2001	9,128	$140,510
Issued on conversion of debentures	1	11
Issued on exercise of stock options	40	185
December 31, 2002	9,169	$140,706
Issued on exercise of stock options	46	191
Issued on conversion of debentures	1	15
Subscription	3	32
Purchased and cancelled	(33)	(389)
December 31, 2003	9,186	$140,555

The following table represents the maximum number of common shares that would be outstanding if all of the outstanding share options and subordinated convertible debentures as at December 31, 2003 and 2002 were exercised or converted:

(in thousands)	2003 Shares	2002 Shares	2001 Shares
Weighted average number of common shares issued and outstanding, December 31	9,186	9,169	9,128
Issued on conversion of debentures	7,238	8,300	12,555
Issued on exercise of share options	79	201	178
Total	16,503	17,670	21,861

Contributed surplus

	2003	2002	2001
At January 1	$45,796	$35,282	$36,093
Premium paid on common shares purchased for cancellation	--	--	(811)
Redemption of debentures	4,597	10,514	--
At December 31	$50.393	$45,796	$35,282

11. INCOME PER SHARE

The following tables set forth the computation of per share amounts using the treasury stock method:

	2003	2002	2001
(i) Basic income			
Income from continuing operations	$7,356	$37,936	$42,532
Provision for settlement of convertible debentures	(3,836)	(3,472)	(3,253)
Income from continuing operations available to common shareholders	3,520	34,464	39,279
Loss from discontinued operations	--	(575)	1,144
Net income available to common shareholders	$3,520	$33,889	$40,423
(ii) Diluted income			
Income from continuing operations available to common shareholders	$3,520	$34,464	$39,279
Imputed interest on liability component of convertible debentures, net of tax	--	5,279	6,706
Diluted income from continuing operations available to common shareholders	3,520	39,743	45,985
Loss from discontinued operations	--	(575)	1,144
Diluted net income available to common shareholders	$3,520	$39,168	$47,129
(iii) Denominator			
Weighted average basic shares outstanding	9,206	9,163	9,059
Unexercised options	8	40	82
Effect of convertible debentures	--	8,300	12,555
Diluted shares outstanding	9,214	17,503	21,696

In calculating 2002 and 2001 diluted income per share, 72,000 and 3,600 common share options respectively were excluded from the calculations, as the weighted average exercise price of $13.30 and $16.45 per share respectively was in excess of the average trading price. In 2003, all share options were included in the calculation of diluted income per share, as the exercise prices were below the average trading price.

12. SHARE BASED COMPENSATION PLAN

The Company has a stock option plan pursuant to which no more than 929,000 common shares may be issued at any time. The exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is five years. Options vest over a three-year period commencing with the date of grant. The exercise prices range from $3.15 to $10.99 after restatement for the stock consolidation described in Note 10.

There have been no share options granted in 2003. For share options issued in 2002, if the Company had adopted the fair value based method of accounting for its share option plan, the following changes would have occurred:

	2003	2002
Increase to pro forma compensation expense	$116	$116
Decrease to income per share		
Basic	$0.01	$0.01

Diluted	**$0.01**	$0.01

The grant-date fair value of options granted during the year ended December 31, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years.

A summary of the status of the Company's share option plan as of December 31, 2003 and the changes during the period then ended is presented below. The amounts in the table below have been restated to account for the stock consolidation described in Note 10.

	2003		2002		2001	
		Weighted average		Weighted average		Weighted average
(in thousands, except per share amounts)	**Shares**	**exercise price**	Shares	exercise price	Shares	exercise price
Outstanding at beginning of year	**201**	**$9.84**	177	$8.23	382	$19.08
Granted	**--**	**--**	78	$10.99	104	$14.22
Exercised	**(47)**	**$4.13**	(40)	$4.55	(191)	$15.82
Forfeited	**(75)**	**$13.18**	(14)	$11.06	(118)	$20.30
Outstanding at end of year	**79**	**$9.99**	201	$9.84	177	$8.23
Options exercisable at year end	**56**	**$9.58**	122	$10.85	98	$11.97

For options outstanding as at December 31, 2003, the range of exercise prices and the weighted average exercise price are as follows:

(in thousands, except per share amounts)	Number of share options-	Weighted average exercise price-	Weighted average
Exercise price	exercisable / total	exercisble / total	remaining life
$3.15 - $3.71	11 / 11	$3.65 / $3.65	2.00 years
$10.99	45 / 68	$10.99 / $10.99	3.19 years

13. COMMITMENTS AND CONTINGENCIES

The Company is a lessee under two operating leases that expire at various dates ending in 2060. Rental expenses from continuing operations are as follows:

	2003	2002	2001
Gross rental expenses	**$2,870**	$5,422	$6,517
Approximate annual rental expenses for each of the next 5 years	**2,870**	2,870	6,514
Aggregate rental expense over remaining term of lease	**158,718**	161,558	205,524

The Company has provided an unconditional guarantee to a mortgagee subject to a limit of $1,650,000 (the "Guarantee"). The Company's obligation to make payment under the Guarantee would arise upon an event of default in accordance with the terms of the underlying mortgage. The Guarantee will expire upon the earlier of: (i) the payment on maturity of the mortgage term in February 2006, and (ii) upon obtaining a formal discharge of the mortgage.

14. INCOME TAXES

Income tax expense attributable to income from continuing operations differs from the amounts computed by applying the Canadian statutory rate to pre-tax income from continuing operations as a result of the following:

	2003	2002	2001
Income from continuing operations before income taxes	**$11,533**	$45,138	$48,160
Combined Canadian federal and provincial statutory rate of tax	**37%**	39%	*42%*
Computed tax based on statutory rate	**4,267**	17,604	20,227
Impact of lower effective tax rates on operations in the US	**(28)**	19	(3,165)
Large corporation tax	**277**	333	339
Change in the valuation allowance for future income tax assets	**(512)**	(1,077)	(7,138)
Non taxable portion of capital gains	**(317)**	(8,121)	(3,890)
Impact of changes in substantively enacted tax rates	**772**	--	(1,039)
Other	**(282)**	(1,556)	294
	$4,177	$7,202	$5,628

After applying the expected tax rates to the temporary differences, the future income tax assets and liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002	2001
Future income tax assets:			
Non capital loss carryforwards - Canada	**$ --**	$ --	$11,538
- US	**2,101**	5,519	7,476
Interest deferred for US tax purposes	**2,447**	2,682	2,561
Corporate minimum tax carryforwards	**726**	1,152	--
Other	**--**	169	1,479
Total gross future income tax assets	**5,274**	9,522	23,054
Less valuation allowances	**(4,548)**	(8,201)	(12,719)
Net future income tax assets	**$726**	$1,321	$10,335
Future income tax liabilities:			
Rental properties	**$9,219**	$7,220	$9,151
Other	**37**	--	--
Total gross future income tax liabilities	**$9,256**	$7,220	$9,151
Net future income tax asset (liability)	**$(8,530)**	$(5,899)	$1,184

The 2003 gross future income tax assets do not include $2,903,000 of US non-capital loss carryforwards since it is unlikely the losses will be utilized prior to their expiry due to annual deduction restrictions as a result of a change in control during 2002.

The Company has tax losses available in the US which expire as follows:

2005	$4,938
2006	8,866
2022	2,721
	$16,525 US

15. JOINT VENTURE OPERATIONS

The following amounts included in the consolidated financial statements are the Company's proportionate interest in joint ventures excluding gaming operations.

	2003	2002	2001
Assets	**$11,808**	$12,783	$22,276
Liabilities	**2.361**	2.784	3.999
Equity and advances	**9,447**	9,999	18,277
	$11,808	$12,783	$22,276
Revenues	**$2.487**	$11.365	$5.938
Expenses	**2,018**	10,119	4,963
Income before income taxes	**$469**	$1,246	$975

	2003	2002	2001
Cash provided (used):			
Operating activities	**$1,930**	$4,561	$4,434
Investing activities	**(119)**	(2,418)	(3,343)
Financing activities	**(16)**	(950)	(2,740)
	$1,795	$1,193	$(1,649)

The Company includes in its balance sheet the proportionate share of the assets and liabilities of joint ventures. The Company is contingently liable for the other participants' portion of the liabilities of these joint ventures. The contingent liability is approximately $1,991,000 at December 31, 2003. Against this contingent liability, the Company has recourse to all of the assets of the joint ventures to the extent they are required to pay liabilities in excess of their proportionate share.

16. RELATED PARTY TRANSACTIONS

Loan to Morguard Corporation

During the year ended December 31, 2003, the Company advanced $20,000,000 pursuant to a revolving loan agreement on an unsecured basis to Morguard Corporation ("Morguard")(the "Morguard Loan Agreement") which directly or indirectly owns 80% of the Company's common shares as at December 31, 2003. The demand loan was interest bearing at the 30-day banker's acceptance rate plus 175 basis points that Morguard pays to a Canadian chartered bank. Interest earned from the loan was $781,000 during the year ended December 31, 2003.

In July 2002, the Company advanced $20,000,000 under the Morguard Loan Agreement. The advance was repaid at the end of December 2002. Interest earned from the loan was $399,000 during the year ended December 31, 2002.

Agreement with Morguard Investments Limited
Effective January 1, 2003, the Company entered into a property management and advisory services agreement with Morguard Investments Limited ("MIL"), a subsidiary of Morguard. The Company incurred fees of $970,000 for property management and corporate services for the year ended December 31, 2003 under a contractual agreement at market related prices. The Company also reimbursed MIL $2,213,000 for property-related payroll expenses. The Company had $54,000 owing to MIL included in "Accounts payable and accrued liabilities" as at December 31, 2003.

Acquisition fee paid to MIL
In December 2002, the Company paid $413,000 to MIL in connection with the $55,000,000 acquisition of two office properties, located at 4720 and 4880 Tahoe Boulevard, Mississauga, Ontario. The fee, based on market related prices, was capitalized to the cost of the properties.

Tenancy agreement
A company controlled by a director paid $113,000 (2002: $107,000) to lease a residential suite owned by the Company under a tenancy agreement at market related rent.

Agreement with Amcan Financial Consultants
In 1998, the Company entered into a three year agreement with Mark M. Tanz, a director and shareholder at the time, carrying on business as Amcan Financial Consultants ("Amcan"), whereby the Company retained Amcan to provide advice and assistance in connection with mergers, acquisitions, gaming investment and development opportunities, financings and refinancings ("Transactions"). The agreement provided for payment of such reasonable fees determined on an arms length basis for similar services. During 2000, the agreement was extended for a fourth year. Annual fees payable were $250,000 and US$300,000. If the installments paid throughout the term of the agreement exceeded the amount of fees charged for services during the period, the excess was to be repaid. At the conclusion of the agreement, the fees charged for services rendered exceeded the installments paid to Amcan.

A new agreement for 2002 was signed for a term of two years with annual remuneration fixed at $500,000 per year. In December 2002, the Company terminated the agreement with Amcan and paid a discounted amount to satisfy the 2003 entitlement. The total paid to Amcan during 2002 was $993,000.

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's operations are subject to a number of risks and uncertainties, including, but not limited to, risks associated with competition, the real estate markets and general economic conditions, the availability and cost of financing and fluctuations in interest rates.

The Company is exposed to the following risks related to financial assets and liabilities:

Interest rate risk
The Company will be subject to the risks associated with debt financing, including the risk that mortgages and credit facilities will not be able to be re-financed or that terms of such re-financing will not be as favourable as the terms of existing indebtedness. As at December 31, 2003, interest rate risk has been minimized, as all long-term debt is financed at fixed interest rates with maturities scheduled over a number of years.

Credit risk
The Company will be subject to the risks associated with a change in general and local economic conditions and by a change in the credit and financial stability of tenants. Minimizing the amount of exposure the Company has on any one tenant and the Company's active leasing program are mitigating factors to this risk.

18. SEGMENTED INFORMATION

The Company's principal operations are the ownership and operation of real estate. Prior to 2002, the Company owned retail and residential properties. By the end of 2002, the mix had become retail and office properties. On December 31, 2002, the Company acquired two office buildings.

	2003			2002			2001		
BALANCE SHEET	**Retail**	**Office**	**Total**	Retail	Office	Total	Retail	Residential	Total
Rental properties	**$102,035**	**$57,652**	**$159,687**	$103,768	$58,194	$161,962	$97,964	$49,858	$147,822

STATEMENT OF INCOME									
	Retail	**Office**	**Total**	Retail	Residential	Total	Retail	Residential	Total
Revenues	**$42,694**	**$6,404**	**$49,098**	$40,009	$15,260	$55,269	$36,691	$23,828	$60,519
Operating expenses	**21,738**	**1,827**	**23,565**	20,502	11,501	32,003	19,263	18,330	37,593
Gross profit	**$20,956**	**$4,577**	**$25,533**	$19,507	$3,759	$23,266	$17,428	$5,498	$22,926

19. DISCONTINUED OPERATIONS

In April 2002, PT Gaming LLC (“PT’s”), in which the Company had a 50% interest, concluded the sale of its gaming assets, excluding the casino. The Company’s share of gross proceeds was $14,100,000 satisfied by a promissory note of $1,200,000 and cash for the balance.

At the end of December 2002, the Company sold its interest in the casino to its partners for proceeds of $3,100,000 satisfied by the purchaser assuming debt in the amount of $1,950,000 and cash for the balance. The sales completed the Company’s divestiture from gaming.

The summarized statement of operations for gaming follows:

	2003	2002	2001
Operating income	**--**	$124	$1,538
Loss on disposal of discontinued gaming operations	**--**	(699)	(394)
Income (loss) from discontinued gaming operations	**--**	$(575)	$1,144

20. COMPARATIVE FIGURES

Certain prior year’s figures have been reclassified to conform to the current year’s presentation.

21. INVESTMENT IN SHARES OF PNP

In 2001, the Company accounted for its investment in Pan Pacific Retail Properties, Inc. ("PNP") when it was able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the investment is adjusted for the Company’s share of post-acquisition earnings, losses and capital transactions. When the Company was no longer able to exercise significant influence, the cost method of accounting was used whereby dividends received are included in the determination of income.

On November 12, 2000 PNP completed the acquisition of Western Properties Trust ("Western"). The acquisition was effected by PNP issuing shares to Western's existing unitholders. The issuance of these shares reduced the Company's percentage ownership in PNP. As a result, the Company ceased consolidating the assets, liabilities and results of operations of PNP and adopted the equity method of accounting for its investment in PNP as of November 13, 2000.

During 2001, the Company sold PNP shares and as a result adopted the cost method of accounting for its investment in PNP as of June 1, 2001. The Company sold its remaining shares of PNP in October 2001.

22. UNITED STATES ACCOUNTING PRINCIPLES

The Company follows Canadian accounting principles which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission. The material differences between the Canadian generally accepted accounting principles (“Canadian GAAP”) utilized in the preparation of these financial statements and the applicable United States generally accepted accounting principles (“US GAAP”) are the following:

(i) The Company follows the sinking fund method of depreciation on its rental properties and includes initial leasing costs as part of the costs of the rental properties. This method will write off the cost of the property over 40 years in annual amounts increasing at the rate of 5% compounded annually. Under US GAAP, the Company would have adopted the straight-line method of depreciation and would have amortized the initial leasing costs over the term of the initial lease.

(ii) The Company follows the policy of capitalizing direct carrying costs such as interest, realty taxes and other related costs to rental properties under development. Rental revenues and earnings are recorded in income when a rental occupancy of 70% has been achieved or when a pre-determined time limit has expired, whichever comes sooner. Under US GAAP when a real estate project is substantially completed and held available for occupancy, rental revenues, expenses, and carrying costs, such as interest and realty taxes, are no longer capitalized. Also, depreciation of the rental

property is commenced.

(iii)   Under US GAAP total rental revenues over the term of a lease are recognized on a straight-line basis. Under Canadian GAAP, for periods prior to January 1, 2000, the Company recognized rental revenues under certain circumstances as they were due under the terms of the leases.

(iv)   The Company follows the accounting recommendations for accounting for financial instruments issued by the Chartered Institute of Chartered Accountants, which affects the calculation of interest expense on the three series of convertible debentures.

At maturity, the Company is required to repay the principal due on the 6% debentures in cash and, prior to their redemption in January 2002, the Company was required to repay the principal due on the 7.5% debentures in cash. Canadian GAAP requires the Company to record a non-cash interest expense, based on the interest rate that the debentures would have borne, had the debentures not had a conversion feature. Under US GAAP the Company would have recorded these debentures as debt and would not have recorded this non-cash interest expense. During 2002, the Company repurchased US$17,441,000 principal amount of the 6% debentures and redeemed all of the 7.5% debentures. In 2003, the Company redeemed and cancelled all of the remaining 6% convertible debentures. As a result of the aforementioned differences between Canadian and US GAAP, the recorded net loss on repurchase and redemption would be different under US GAAP. The differences would result in the US GAAP balance sheet showing an amount of $79,700,000 for Convertible Debentures and a decrease in Shareholders' Equity of $64,041,000.

The principal due on the 7% convertible debentures can be paid by the Company in shares and therefore, Canadian GAAP requires the Company to record a reduction of interest expense. Under US GAAP these debentures would have been recorded as debt and no reduction of interest expense would have been recorded.

None of the debentures had beneficial conversion terms at the date of issuance.

(v)   Under Canadian GAAP, the impact of a change in income tax rates is reflected when the legislation affecting the tax rate is substantially enacted whereas the impact under US GAAP is reflected when legislation is enacted.

(vi)   In 2001, under Canadian GAAP, the Company included a partial reduction of the foreign currency translation account of $18,487,000 in income. Under US GAAP, the foreign currency translation account would not have been reduced and included in income until sale or substantial liquidation of the investment. A substantial liquidation of the investment occurred in 2002.

(vii)   Under Canadian GAAP, the Company designated the US dollar 6% convertible debentures as a hedge of its foreign currency exposure on its net investment in the United States, and recorded related foreign currency translation gains or losses in the foreign currency translation adjustment in shareholders' equity. Under US GAAP, effective January 1, 2001, the US dollar convertible debentures would not have been treated as a hedge, and the Company would have recorded any related foreign exchange gains or losses in income.

(viii)   Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Company's ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a proportionately consolidated joint venture's significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, United States regulations do not require, for the purposes of this reconciliation, adjustment to equity account for the joint ventures. The presentation of the Company's joint ventures does not require adjustments to the equity method. Refer also to Note 15 to the financial statements.

(ix)   For US GAAP purposes, the Company has designated its portfolio investments as "available-for-sale". Under US GAAP, the portfolio investments have been recorded at fair value with an unrealized gain of $2,464,000 (2002: $1,330,000) recorded in a separate component of shareholders' equity.

 (x) RESERVED

(xi)   Effective January 1, 2002, the Financial Accounting Standards Board changed the accounting standard relating to the accounting for gains and losses on the extinguishment of debt. Under the prior standard, gains and losses on the extinguishment of debt were classified as extraordinary items, net of related income tax, in the consolidated statements of income. The new standard requires that gains and losses from the extinguishment of debt be classified as extraordinary items only if they meet certain criteria. The method of accounting for gains and losses on the extinguishment of debt under US GAAP and Canadian GAAP is now substantially the same. For US GAAP purposes, the Company has adopted this new accounting standard retroactively, resulting in the removal of the 2001 "Extraordinary loss on the early repayment of debt", and the 2001 subtotals "Net income (loss) based on US GAAP before extraordinary item", "Net income (loss) per share, US GAAP before extraordinary item - basic" and "Net income (loss) per share, US GAAP before extraordinary item – fully diluted".

The differences would have affected net income and earnings per share as follows:

	2003	2002	2001
Net income based on Canadian GAAP	**$7,356**	$37,361	$43,676
Method of depreciation *(i)*			
Depreciation expense	**(1,113)**	(543)	(726)
Rental properties - cost of sales	**--**	3,857	327
Equity in earnings of PNP (Note 21)	**--**	--	(2,197)
6% and 7.5% convertible debenture interest expense adjustment *(iv)*	**244**	684	1,596
7% convertible debenture interest expense adjustment *(iv)*	**(3,837)**	(3,472)	(3,253)
Adjustment to loss on redemption and repurchase of convertible debentures *(iv)*	**294**	2,362	--
Adjustment for foreign currency translation account *(vi)*	**--**	21,212	(18,487)
Adjustment to foreign exchange loss *(vii)*	**--**	156	(3,168)
Adjustment to gain on sale of shares of PNP	**--**	--	*(A)* 41,179
Adjustment to income tax expense for impact of changes in substantively enacted rates *(v)*	**--**	--	1,853
Adjustment to income tax expense for impact of all other US GAAP differences	**402**	(5,397)	1,267
Net income based on US GAAP	**$3,346**	$56,220	$62,067

(A) The increase in the gain on sale of shares of PNP is primarily due to the increase in depreciation expense on the PNP properties under US GAAP and a reduction to the carrying value of the Company's investment in PNP.

Effective January 1, 2002, under US GAAP, the Company adopted SFAS No. 144 (xi), and accordingly rental properties sold during 2002 would be treated as discontinued operations. Revenues and expenses of the sold properties and the gain on sale, net of income taxes would be included in discontinued operations under US GAAP, while under Canadian GAAP these amounts would be included in income from continuing operations. Under US GAAP, income from continuing operations and income from discontinued operations would be presented as follows:

	2003	2002	2001
Net income (loss) from continuing operations based on US GAAP	**$3,346**	$29,687	$56,838
Income from discontinued operations based on US GAAP	**--**	26,533	5,229
Net income (loss) based on US GAAP	**$3,346**	$56,220	$62,067
Per share amounts based on US GAAP would be as follows:			
Income (loss) from continuing operations per share			
- basic	**$0.36**	$3.24	$6.27
- diluted	**$0.36**	$1.97	$2.92
Net income (loss) per share			
- basic	**$0.36**	$6.14	$6.85
- diluted	**$0.36**	$3.49	$3.16
Weighted average number of shares (in thousands)			
- basic	**9,206**	9,163	9,059
- diluted	**9,214**	17,503	21,694

The Company's comprehensive income as determined under SFAS No.130 would differ from net income as shown above:

	2003	2002	2001
Net income based on US GAAP	**$3,346**	$56,220	$62,067
Other comprehensive income:			
Change in foreign currency translation adjustment	**--**	(31,888)	5,989
Unrealized holding gain	**2,677**	1,330	--
Comprehensive income based US GAAP	**$6,023**	$25,662	$68,056

The cumulative effect of the application of the above noted United States accounting principles on deficit would be as follows:

	2003	2002	2001
Deficit at beginning of year as reported under Canadian GAAP	$(146,224)	$(174,981)	$(112,071)
Effect of changes			
Depreciation method *(i)*	(10,339)	(13,653)	(83,800)
Classification of rental properties under development *(ii)*	--	--	1,088
Equity in earnings of PNP	--	--	(1,177)
Rental revenue adjustment *(iii)*	--	--	10,533
Debenture equity adjustment *(iv)*	15,209	12,163	10,567
Effect of income tax adjustment *(v)*	2,951	8,348	5,228
Reduction of foreign currency translation account *(vi)*	2,725	(18,487)	--
Foreign exchange loss *(vii)*	(3,012)	(3,168)	--
Others	(175)	(175)	(175)
Net change to share of income from associated company	1,008	1,008	1,008
Minority interest	--	--	21,120
Deficit at beginning of year based on US GAAP	(137,857)	(188,945)	(147,679)
Net income based on US GAAP	3,346	56,220	62,067
Dividends paid during year	(5,151)	(5,132)	(103,333)
Deficit at end of year based on US GAAP	(139,662)	(137,857)	(188,945)
Deficit as reported under Canadian GAAP	(147,855)	(146,224)	(174,981)
Cumulative effect of applying US GAAP	$8,193	$8,367	$(13,964)

The statements of cash flow prepared under US GAAP differ from Canadian GAAP as follows:

(a) Under US GAAP, the 7% convertible debentures would have been recorded as debt and interest expense would have been recorded. Accordingly, operating and financing activities would be restated for US GAAP.

(b) Under US GAAP, the change in restricted cash is reported under operating activities rather than under investing activities.

(c) Under US GAAP, sub-totals within the statement of cash flow and separate presentation of funds from continuing operations would not be permitted.

The effects of the differences to the statement of cash flow are as follows:

	2003	2002	2001
OPERATING ACTIVITIES			
Cash flow based on Canadian GAAP	$13,589	$11,209	$4,396
7% debenture interest expense adjustment *(a)*	(3,836)	(3,472)	(3,253)
Change in restricted cash *(b)*	343	(334)	5,750
Cash flow based on US GAAP	$10,096	$7,403	$6,893

	2003	2002	2001
INVESTING ACTIVITIES			
Cash flow (deficiency) based on Canadian GAAP	$(32,200)	$756	$369,332
Reverse change in restricted cash *(b)*	(343)	334	(5,750)
Deficiency based on US GAAP	$(32,543)	$1,090	$363,582

	2003	2002	2001
FINANCING ACTIVITIES			
Cash flow (deficiency) based on Canadian GAAP	$15,547	$(132,225)	$(250,670)
Reverse 7% debenture interest expense adjustment *(a)*	3,836	3,472	3,253
Cash flow based on US GAAP	$19,383	$(128,753)	$(247,417)

Under US GAAP, assets and liabilities are not netted in the statement of cash flow. Accordingly, the components of the net changes in other assets and liabilities are as follows:

	2003	2002	2001
Accounts receivable	$1,258	$(1,080)	$835
Mortgages and advances receivable	1,905	6,494	3,102
Prepaid expenses	(592)	(226)	(6,319)
Accounts payable and accrued liabilities	(3,221)	(2,225)	(5,232)
Rental and sundry deposits	244	(1,473)	71
	$(406)	$1,490	$(7,543)

Total assets under US GAAP are calculated as follows:

	2003	2002
Total assets based on Canadian GAAP	$232,278	$212,968
Effect of GAAP differences:		
Depreciation	(11,452)	(10,339)
Portfolio investments increase to fair value *(ix)*	2,465	1,330
Share of income from associated company	1,008	1,008
Debenture issue costs	1,556	1,699
Total assets based on US GAAP	$(225,855)	$206,666

Interest bearing debts under US GAAP are calculated as follows:

	2003	2002
Interest bearing debts based on Canadian GAAP	$106,591	$89,079
Add back equity portion of debentures	65,598	62,375
Interest bearing debts based on US GAAP	$172,189	$151,454

ITEM 18 -   FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - EXHIBITS

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Antony K. Stephens, certify that:

1.   I have reviewed this annual report on Form 20-F of Revenue Properties Company Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.   The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:
(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)   Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c)   Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.   The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent function):
(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and
(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Dated: April 30, 2004

"Antony K. Stephens"

_____
Antony K. Stephens
President
(Principal Executive Officer)

**CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Paul Miatello, certify that:

1.   I have reviewed this annual report on Form 20-F of Revenue Properties Company Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.   The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:
(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)   Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c)   Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.   The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent function):
(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and
(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Dated: April 30, 2004

"Paul Miatello"

_____
Paul Miatello
Vice-President, Finance
Chief Financial Officer (Principal Financial Officer)

ITEM 19 - CERTIFICATION OF PRESIDENT PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Antony K. Stephens, President of Revenue Properties Company Limited (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.   The Annual Report on Form 20-F of the Company for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 30, 2004

"Antony K. Stephens"
_____
Antony K. Stephens
President

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

ITEM 19 - CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Miatello, Chief Financial Officer of Revenue Properties Company Limited, (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.   The Annual Report on Form 20-F of the Company for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 30, 2004

"Paul Miatello"

_____

Paul Miatello
Vice-President, Finance
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REVENUE PROPERTIES COMPANY LIMITED

"Antony K. Stephens"

_____

Antony K. Stephens   February 20, 2004
President

"Paul Miatello"

_____

Paul Miatello   February 20, 2004
Vice-President, Finance
Chief Financial Officer

REVENUE PROPERTIES COMPANY LIMITED
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION - RENTAL PROPERTIES AND PROPERTIES HELD FOR SALE
December 31, 2003

Column A	Column B	Column C		Column D		Column E			Column F	Column G	Column H	Column I
		Initial cost to Company		Costs capitalized subsequent to acquisition		Gross amount at which carried at close of period						Life on which depreciation in latest income
Description	Encumbrances (see Note 8 for additional encumbrances) ($000's)	Land ($000's)	Buildings and improve-ments ($000's)	Improve-ments ($000's)	Carrying costs ($000's)	Land ($000's)	Buildings and improve-ments ($000's)	Total ($000's)	Accumulated depreciation ($000's)	Date of construction	Date acquired	statement is computed
100% OWNED PROPERTIES												
ONTARIO												
Centerpoint	$ --	$3,785	$29,488			$3,785	$29,488	$33,273	$9,450	1961/1980		40 years
East York Town Centre	19,404	2,664	15,800			2,664	15,800	18,464	7,228	1961		40 years
The Colonnade	--	---	21,056			---	21,056	21,056	4,579	1963/1986	1991	36 years
Guildwood Village	--	180	2,755			180	2,755	2,935	1,802	1963		40 years
Creekside Office Campus	43,208	7,164	49,148			7,164	49,148	56,312	407		2002	40 years
Other properties	--	--	4,673			--	4,673	4,673	2,316	1966 to 1988	1991/1994	26-38 yrs
ALBERTA												
Prairie Mall	22,665	7,603	36,917			7,603	36,917	44,520	2,783	1973	1992/2001	40 years
PROPORTIONATE SHARE OF JOINT VENTURES												
NEW BRUNSWICK												
Saint John City Hall (50%)	1,375	284	2,823			284	2,823	3,107	1,384	1971	1991	21 years
OTHER ASSETS												
Tenant improvements		--	13,607			--	13,607	13,607	8,311			Term of lease
TOTALS	$86,652	$21,680	$176,267			$21,680	$176,267	$197,947	38,260			

REVENUE PROPERTIES COMPANY LIMITED
SCHEDULE III (CONTINUED)
REAL ESTATE AND ACCUMULATED DEPRECIATION - RENTAL PROPERTIES

December 31, 2003

LAND, BUILDINGS AND IMPROVEMENTS

(in thousands of Canadian dollars)	2003	2002
Balance at beginning of year	$196,100	$185,647
Additions during year:		
Acquisitions and additions	2,382	92,260
Deductions during year:		
Cost of real estate sold	--	(79,535)
Write down and write-off of real estate	(535)	(2,272)
Balance at end of year	$197,947	$196,100

ACCUMULATED DEPRECIATION

(in thousands of Canadian dollars)	2003	2002
Balance at beginning of year	$34,138	$37,825
Additions during year		
Depreciation expense	4,657	4,952
Deductions during year:		
Cost of real estate sold	--	(6,674)
Write down and write-off of real estate	(535)	(1,965)
Balance at end of year	$38,260	$34,138